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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB12G

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           COATES INTERNATIONAL, LTD.
                 (Name of Small Business Issuer in its charter)
                          Commission File No. 33-94884


         Delaware                                        22-2925432
(State or Other Jurisdiction                (IRS Employer Identification No.)
  of Incorporation or Organization)

Highway #34 & Ridgewood Road, Wall Township, New Jersey        07719
         (Address of principal executive offices)           (Zip Code)

                                 (732) 449-7717
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

   Title of each class            Name of each exchange on which
   to be so registered            each class is to be registered
   ---------------                   ---------------------------

            None                              None
            -----                            -----

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, par value $.0001
                                (Title of Class)





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                                     PART I

Item     1.  Description of Business.

(a)      Business Development

         1.       Form and Year of Organization

         Coates International Ltd. ("CIL" or the "Company") is a Delaware corporation organized in October 1991 by George J. Coates as successor in interest to a Delaware corporation of the same name incorporated in August,1988.

         The Company has completed the development of a spherical rotary valve system (the "Coates System") for use in piston driven internal combustion engines of all types. Development of the Coates System was initiated by CIL's founder, George J. Coates, in Ireland in the late 1970's. In 1982, Mr. Coates obtained a patent from the Republic of Ireland for the Mark I version of the Coates spherical rotary valve system for use in piston driven engines. In 1986, George J. Coates emigrated to the United States where he commenced development of the Mark II version and subsequently, the Mark III version of his spherical rotary valve system. Mr. Coates has also been issued a number of foreign patents with respect to various aspects of the Coates System and has patent applications pending in several foreign jurisdictions. See "Patents and Licenses".

         CIL holds an exclusive license from George J. Coates and his son Gregory Coates, to manufacture, sell and grant sublicenses with respect to products based on the Coates Patent, within all of the countries, their territories and possessions, comprising North America, Central America and South America (the "Licensed Areas"). George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Area, or to grant any exclusive or non-exclusive license in the Licensed Areas except through CIL. In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson Mclaren or from Noble Motor Sport, manufacturer of Ascari racing cars, for manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents. "See Patents and Licenses".

         CIL has concentrated its efforts since the inception of its predecessor entity in August 1988 to the present date in the research and development of the Coates spherical rotary valve combustion engine technology and has realized insignificant revenues throughout this research and development period. In 1996 CIL realized $73,375 US dollars in revenues paid by Nicholson McLaren in partial payment for 2 high performance racing car engines utilizing the Coates system, which was shipped to Nicholson McLaren by CIL in April 1996. CIL executed a license agreement and a sales representative agreement with Nicholson McLaren. See "Patents and Licensing".

         Since its inception, the bulk of the development costs and related operational costs of CIL have been funded primarily through cash generated from the sale of stock, through capital contributions and loans made by Gregory Coates and from several entities for prototype models and licensing fees. CIL has incurred losses from the inception of the predecessor entity in August 1988 through December 31, 2000 of $10,688,006 and at December 31, 2000, had a net worth of $ 503,428 and a negative working capital of ($283,519).


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(b)      Business of the Company

         CIL's ability to generate revenues and achieve profitable operations is principally dependent upon the execution and funding of sub-license agreements with engine manufacturers or retrofitters, and upon the manufacture and sale, by CIL, of combustion engines modified with the Coates System high performance automotive, motorcycle, marine racing engines, and other types of combustion engines. CIL is actively attempting to market its technology and is in communication with various persons and entities that may be interested in acquiring sub- licenses to use the technology.

The Coates Spherical Rotary Valve Engine

         The Coates Spherical Rotary Valve Engine (the "Coates SRV" Engine) differs from the conventional poppet valve currently used in almost all piston driven automotive, motorcycle and marine engines by changing the method which the air and fuel mixture is delivered to the engine cylinder as well as the method of expelling the exhaust gases after the mixture is ignited. Unlike the poppet valve which protrudes into the engine cylinder, the Coates SRV Engine utilizes spherical valves which do not protrude into the cylinder head but rotate in a cavity formed between a two piece cylinder head. As a result of employing fewer moving parts as compared to the poppet valve and not protruding into the engine cylinder, management believes that the Coates SRV Engine will promote less engine wear and will require less lubrication over the life of the engine. In addition, because the Coates SRV Engine does not employ parts which protrude into the engine cylinder, it is designed with larger openings into the cylinder than the conventional poppet valves so that more fuel and air mixture can be inducted into and expelled from the engine cylinder in a shorter period of time using the Coates SRV Engine, leading to an eligibility to operate the engine faster and an ability to utilize higher compression ratios with lower compression chamber temperatures. Management believes that as a result, engines modified with the Coates SRV Engine will produce more power than similar engines utilizing the poppet valve system. However, there can be no assurance that the Coates SRV Engines will find general acceptance in the marketplace.

         The combustion engine has been in use for approximately 100 years and is the most widely used powerpack in the world. There are more than 120 million new combustion engines built in the world every year, and 40 million engines are rebuilt annually. Management of CIL believes that the Coates Engine will be the engine of the future. In the late 1960's and 1970's, most vehicle combustion engines in the USA were running at a compression ratio of 12 to 1 which resulted in an engine efficiency of approximately 55 percent. The rest of the engine's power was lost in friction, pumping and heat loss. When it was found that lead additives in fuel had an adverse effect on the environment, it was removed from the fuel. This causes the poppet valve engine combustion chamber to overheat, raising the temperature in excess of 2500 degrees farenheit and damaging the poppet valves. The answer to this problem was to lower the compression ratios of all engines to 10 to 1 or lower, thus reducing efficiency of the combustion engine to approximately 24 percent. This means less miles per gallon (MPG), lower brake horse power (BHP) and lower torque. The air traveling through the inlet venturi of a combustion engine inlet travels at a speed of up to 450 ft per second. In normally aspirated engines this works, but in poppet valve engines, the BHP and torque decreased as the air traveling in does not increase in speed unless a turbo or supercharger is incorporated. At higher RPM's the poppet valve tends to float or bounce and is unable to service the cylinder and chamber to capacity with air and fuel mixture. This is the reason for adding two extra valves to modern engines including turbos or superchargers. The large overlap is another common defect in poppet valve engines, causing unburned fuel to escape through the exhaust poppet valves which leads to a loss of power, lower MPG and production of pollution.


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


         The poppet valve stems are lubricated with engine oil which is burnt off the exhaust valve, directly into the atmosphere. The stem of the inlet valve system is also lubricated with engine oil, which is washed off and inducted into the combustion chamber with air and fuel mixture. This slows combustion and produces further emissions and eventually clogs the catalytic converter.

         Variable valve timing has advantages at lower RPM's as it can shorten the overlap duration of the valves, but the extra moving parts eventually wear. On quick deceleration, it can cause piston and valve contact where serious damage can occur. Poppet valves, if not activated with hydraulic systems, must have clearances readjusted periodically. The poppet valve of the original engine has been used and modified continuously until the present, However, it is the most troublesome part of a combustion engine and has lower efficiency at higher RPM's.

        Because the CSRV valves rotate away from the combustion chamber and are vented and charged on the opposite side of each sphere, a lower combustion chamber temperature is created, allowing higher compression ratios to be used thus creating an extremely efficient engine. Some of the Coates Spherical Rotary Combustion Engines have run at 12 to 1 and up to as high as 18.7 to 1 compression ratios depending on the application and such compression ratios may potentially exceed these ratios as further testing is accomplished.

License Agreement - Well to Wire Energy, Inc.

         On September 29, 1999, CIL signed a license agreement with Well to Wire Energy, Inc.,an oiland gas company in Canada,to license the exclusive use of V-8 cylinder engines modified with the Coates System to be fueled by natural gas to generate electrical power for the Country of Canada. Following due diligence investigation of the proposed applications for the production of electrical energy and the location of the engines in the natural gas fields or generation sites, it was agreed between CIL and Well to Wire Energy, Inc. that a larger engine modified with the Coates System would be more appropriate. At that time in 1999, Well to Wire Energy, Inc. made a $300,000 deposit on a license for Canada and a payment of $250,000 for the development costs to construct a prototype.

          Acting upon their subsequent due diligence findings, on July 21,2000, CIL and Well to Wire Energy, Inc. entered into a new contract, pursuant to which Well to Wire Energy Inc. agreed to pay CIL a fee of $5,000,000 for the research and development of a new and different prototype engine to be developed under the terms of the License Agreement: a natural gas fed, 855 cubic inch, 6 cylinder, industrial electric generator engine (the "Coates Generator Engine"). Accordingly, the prototype engine specifications identified in the earlier 1999 license agreement, were amended by substituting the new 855 cubic inch, 6 cylinder prototype engine specifications for the original 351 cubic inch, 8 cylinder engine description, with the understanding that CIL would develop a total of three prototype engines meeting these new specifications: two testing prototypes and one production model prototype.
To date, Well to Wire Energy, Inc. has paid $1,200,000 to CIL for these prototypes under their new contract, $550,000 of which was paid and recognized in calendar 1999, and $650,000 of which was paid and recognized in fiscal year 2000. CIL has completed the construction of the first two prototypes of the Coates Generator Engines which have been delivered to Well to Wire Energy, Inc.

         The Company is in the process of completing the construction of the third prototype Coates Generator Engine and which represents its first production model, natural gas fueled electric power generator engine incorporating the Coates SRV technology (the "Coates Natural Gas Generator Engine") in connection with the Company's project with Well to Wire Energy, Inc. Following the completion and testing of the Coates Natural Gas Generator Engine, CIL expects to receive the balance of its license payment due in the amount of $4,700,000 and the costs and expense balance due on its two prototype development engines previously constructed of $3,800,000 from Well to Wire Energy, Inc.


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

         Upon consummation of the Well to Wire Energy, Inc. license payments, CIL expects to expand its operations and acquire an additional facility in order to assemble and fulfill the orders for the Coates Generator Engines. The Company expects to employ the necessary experienced personnel in order to operate the production/assembly facility as necessary to meet demands.

         It is the intention of management to fund its business operations through, initially, the consummation of the Well to Wire Energy, Inc. license and prototype development transactions and, thereafter, through private and/or public financings and sales of sub-licenses.

Competition

         Company management believes that its Coates Natural Gas Generator Engine, developed over the last two years pursuant to its agreements with Well to Wire Energy, Inc., utilizing the Coates spherical rotary valve, will provide material and substantial enhanced efficiencies in power generation and longevity because of the Coates SRV Engine's replacement of the standard poppet valve and its assortment of moving parts with a single spherical valve. Conjunctively, the patented intake and exhaust ports constructed in this spherical rotary valve as well as the proprietary engineering of the Coates SRV Engine's seals will produce higher fuel economies. Based upon these and other proprietary innovations and enhancements of the Coates spherical rotary valve, the Company believes that the Coates Natural Gas Generator Engine will outperform all other comparable natural gas fueled electric generator engines currently utilized in the energy conversion market.

         Notwithstanding Company management's strong beliefs in the potential superior performance of the Coates Natural Gas Generator Engine, the power generation marketplace is a highly competitive industry currently occupied by companies such as Caterpillar, Inc. which owns MAK, Perkins and FG Wilson, Detroit Diesel Corporation, AB Volvo, Cummins and Marathon, among others. All of these companies are much better capitalized than CIL and already occupy segments of the power generation marketplace. In order to successfully penetrate this industry, the Coates Natural Gas Generator Engine will have to produce the performance and durability results anticipated by management and sell at a price or prices that will enable it to effectively compete and gain entrance into this market.

Parts and Supplies

         To date, Company management has utilized the services of various vendors and manufacturers available throughout the United States to provide all of the parts necessary to assemble the Coates Natural Gas Generator Engine. The Company expects to continue to purchase all of its raw materials and parts, manufactured to CIL's specifications, from a wide assortment of suppliers. The Company intends to commence the assembly of the Coates Natural Gas Generator Engines at its facility located in Wall, New Jersey. Thereafter, corresponding to anticipated growth in revenues, the Company will either acquire or lease additional facilities for assembly and inventory.


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

Patents and Licenses

         In 1982, George J. Coates obtained a patent from the Republic of Ireland for the Mark I version of the Coates spherical rotary valve SRV Engine for use in piston driven internal combustion engines. In 1986, George J. Coates emigrated to the United States where he commenced development of the Mark II version and subsequently the Mark III version of his spherical rotary valve SRV Engine. Between 1990 and 1994, George J. Coates was issued seven United States patents (the Coates Patents) with respect to various aspects of the Coates SRV Engines including the Mark II and Mark III version. The Coates Patents are as follows:

                                 Date                         Date
US Patent No.             Application Filed               Of Patent

4,989,579 (Mark I)        July 26,1982                    February 5,1991
4,953,527 (Mark II)       November 14,1998                September 4,1990
4,989,558                 September 14,1998               February 5, 1991
4,944,261 (Mark IIB)      October 16,1989                 July 31,1990
4,976,232                 December 6,1989                 December 11,1990
5,109,814                 May 10,1991                     May 5,1992
5,361,739 (Mark III)      May 12,1993                     November 8,1994

         In addition to the foregoing issued patents, Mr. George Coates has filed U.S. patent applications to obtain protection for further inventions covering (i) the "cooling system" for the spherical rotary valve engine (Serial #: 09/657,788) and (ii) the method and apparatus for "joining pressurized exhaust manifold sections" (Serial #: 09/649,926).

         The Mark I, Mark II, Mark IIB, and Mark III patents were also the subject of foreign filings by Mr. Coates who has been issued foreign patents with respect to some of these filings by Austria, Belarus, Belgium, China, Denmark, Finland, France, Republic of Georgia, Germany, Great Britain, Greece, Hungary, India, Indonesia, Ireland, Israel, Italy, Jordan, Korea, Luxembourg, The Netherlands, Portugal, Spain, Sweden, Switzerland as well as by Australia, Brazil, Bulgaria, Canada, Chile, the Czech Republic, Egypt, Hong King, Japan, Luxemburg, Malaysia, Mexico, New Zealand, Nigeria, Pakistan, Philippines, Poland, Romania, Republic of Russia, Saudi Arabia, Slovakia, Singapore, South Africa, Taiwan, Thailand, Turkey, Ukraine and Venezuela. Mr. Coates continues to have patent applications pending in some of these as well as other foreign countries.

         In February 1995, George J. Coates and his son Gregory Coates each granted CIL a non-exclusive license to manufacture, sell and grant sub-licenses with respect to products based on the Coates Patents within the United States, its territories and possessions. On December 27, 1997, George J. Coates and Gregory Coates amended the existing license agreement and previous amendments thereto, modifying them from a non-exclusive license to an exclusive one. The licenses expire in the event of bankruptcy or similar insolvency of CIL. George
J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Areas, or to grant any other exclusive or non-exclusive license in the Licensed Areas except through CIL. In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson McLaren or from Noble Motor Sport (manufacturer of Ascari racing cars) for manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents. CIL agreed to pay $5,500,000 license fee to George J. Coates in consideration for his grant to CIL of the non-exclusive license payable at management's discretion but in no event later than February 17, 1998. In September 1998, this arrangement was modified. CIL and George J. Coates agreed that instead of the $5,500,000 payment, CIL would issue 275,000 shares of Series A Stock to Mr. Coates as the license fee. The shares were issued to Mr. Coates in November 1998.

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Environmental Regulatory Compliance

         The Coates Natural Gas Generator Engine will be subject to extensive environmental laws, rules and regulations that impose standards for emissions and noise. Initially, compliance with the emissions standards promulgated by the U.S. Environmental Protection Agency ("EPA") as well as those imposed by the State of New Jersey and other jurisdictions where CIL expects its engines to operate, will have to be achieved in order to successfully market the Coates Natural Gas Generator Engine. Company management expects that the Coates Natural Gas Generator Engine will successfully comply with all EPA requirements and expects an EPA monitored test of the Coates Natural Gas Generator Engine to be commenced and concluded during the fourth quarter of this year. The Company's ability to comply with applicable and future emissions standards is one of the most significant business objectives to attain in order to enter the power generation marketplace. Failure to comply with these standards could result in material adverse effects on the financial results of the Company.

         Employees

     At June 30, 2001, CIL employed seven (7) employees, including George J. Coates and his son Gregory Coates who perform both management, assembly and research and development functions, and; Bernadette Coates, the spouse of George J. Coates, is employed as administrative manager for the Company. The financial controller and bookkeeper for the Company is Ms. Shirley Naidel.

(c)       Report to Securityholders

         The Company files current, quarterly and annual reports with the Securities and Exchange Commission utilizing the SEC's electronic filer's system known as EDGAR. All of these reports are available at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. All of the Company's reports are available for viewing at the SEC Internet Site at:
http://www.sec.gov.

















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Item 2.           Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

         Coates International Ltd. (CIL or the Company) is a Delaware corporation organized in October 1991 by George J. Coates as the successor in interest to a Delaware corporation of the same name incorporated in August 1988.

         CIL has completed the development of a spherical rotary valve SRV Engine (the "Coates SRV Engine"), the development of which was initiated by its founder, George J. Coates, for use in internal combustion engines of all types. With respect to the Coates SRV Engine, seven applicable United States patents (the "Coates Patents") have been issued to George J. Coates. CIL holds an exclusive license from George J. Coates and his son Gregory Coates, to manufacture, sell and grant sub-licenses with respect to products based on the Coates Patents, within all of the countries, their territories and possessions, comprising North America, South America and Central America (the "License Areas"). George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Areas, or to grant any other exclusive or non-exclusive license in the Licensed Areas, except through CIL. In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson McLaren or from Noble Motor Sport(manufacturer of Ascari racing cars) for the manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents.

         CIL has a 14 year operating history, during which it has primarily devoted its attention to developing the technology associated with the Coates SRV Engine. During such time CIL has also arranged for certain tests in order to evaluate the effectiveness of the technology. CIL has also devoted much time attempting to interest various persons and entities in acquiring sub-licenses to use the technology.

Results of Operations for the Year Ended December 31, 2000

         CIL recognized revenue of $850,000 for the fiscal year ended December 31, 2000 as compared with the $550,000 of recognized revenue for the prior fiscal year of 1999. This significant increase in revenue was the result of the additional payments made by Well to Wire Energy, Inc. to the Company towards a license and to finance the development of prototypes of a natural gas fed, electric generator engine modified with the Coates SRV Engine. See "Description of Business-License Agreement-Well to Wire Energy, Inc.". CIL had a net loss of $122,211 for fiscal year 2000 as compared to net income of $279,675 earned during fiscal year 1999. The approximate $400,000 shift from net income to net losses between fiscal years 1999 and 2000 was primarily due to CIL's 1999 sale of its New Jersey net operating loss carry-forwards through a special New Jersey tax certificate program (the "NJ nol's") benefiting technology companies that resulted in the Company obtaining approximately $600,000 in income derived through the sale of CIL's accrued NJ nol's.

         Operating expenses increased for fiscal year 2000 to $819,301 from $748,156, incurred during fiscal year 1999, due to the approximate 35% increase in general and administrative expenses due principally to increased patent maintenance costs of approximately $27,000 and additional purchases of shop supplies in the approximate amount of $62,000, expended in connection with the construction of the prototype engines for the Well to Wire Energy, Inc. project.



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Results of Operations for the Three and Six Months Periods Ended June 30, 2001

         CIL continued to complete the construction of its working prototype, natural gas-fueled generator engines under its agreements with Well to Wire Energy, Inc. during the second quarter of calendar year 2001. Revenues for the three months and six months ended June 30, 2001 were $237,500 and $580,000 as compared to $345,000 and $400,000, respectively, for the same periods in 2000, representing an approximate $107,500 or 31% decrease in the three month results as compared to last year and an approximate $180,000, or 45% increase in the six month revenue results as compared to the six month results for 2000. All such revenues continue to be generated pursuant to CIL's Well-to-Wire Energy, Inc. agreements.

         Total operating expenses for the six month period ended June 30, 2001 were $444,419 compared to $441,441 for the same period in 2000, representing an increase of approximately $3,000, with labor costs. materials and supplies expenses remaining relatively constant for each of the respective first six month periods of 2001 and 2000.

         For the three months ended June 30, 2001, total operating expenses increased approximately $18,750, to $256,915, as compared to $238,163 for 2000, representing an approximate 8% increase. This increase is attributable to the rise in materials and supplies expenses in the second quarter to $72,150 from $58,307 for the same period last year, an increase of $13,843 or approximately 24%, as well as an increase of approximately $3,200, or 33%, in depreciation and amortization expenses, from $9,712 for the three month period in 2000 to $12,940 for the three month period ended June 30, 2001.

         Interest expense for the six months ended June 30, 2001 of $75,013 remained relatively constant when compared to the $71,458 of interest expense incurred for the same six month period in 2000. For the three month period ender June 30, 2001, interest expense increased by 10% to $39,344 as compared to the $35,705 of interest expense paid during the same quarter of 2000. This increase of approximately $3,600 for the second quarter ended June 30, 2001 over the same quarter last year is attributable to the allocation of increasing amounts of the Company's regular monthly mortgage payment being allocated to pay interest while the portions of the monthly payments allocated to pay principal decrease as the outstanding mortgage debt's principal balance is reduced by amortization.

Liquidity and Capital Resources

         The Company is in the process of completing the construction of its first production model, natural gas fueled electric power generator engine incorporating the Coates SRV technology (the "Coates Natural Gas Generator Engine") in connection with the Company's project with Well to Wire Energy, Inc. Following the completion and testing of the Coates Natural Gas Generator Engine, CIL expects to receive the balance of its license payment due in the amount of $4,700,000 and the costs and expense balance due on its two prototype development engines previously constructed of $3,800,000 from Well to Wire Energy, Inc. If required, management will raise additional operating funds through a combination of private or public offerings of its securities.

         Since its inception, all of the development costs and operating expenses of CIL have primarily been financed through the cash generated through the sale of stock, through capital contributions made by George J. Coates' son, Gregory Coates, and through several payments for prototype and license fees made by two entities. Gregory Coates made no capital contributions to the Company during fiscal year 2000 and1999 as compared to $384,961 and $953,834 advanced in 1998 and 1997, respectively.

         The Company expects to finalize the construction and validation of the prototypes of its natural gas fed, electric generator engines modified with the Coates SRV Engine (the "Coates Generator Engine")in connection with its project with Well to Wire Energy, Inc. CIL has completed two of the three prototype Coates Generator Engines required under its agreement with Well to Wire Energy, Inc. and expects completion and delivery of the last prototype during the third quarter, 2001. Following additional testing and validation, CIL expects to receive the balance of its license payment due of $4,700,000 and the balance of its prototype development costs of $4,100,000 from Well to Wire Energy, Inc. during fiscal year 2001. If required, management will raise additional operating funds through combination of private or public offerings of its securities.

Item 3.           Description of Property.

         CIL's executive offices and testing facility are located in an approximately 30,000 square foot one and one-half story building of concrete and steel construction in a 6 acre site in Wall Township, New Jersey. CIL acquired this property from the George J. Coates 1991 Family Partnership, L.P in 1995. On March 22, 1999, CIL refinanced its property and gave a first mortgage in the amount of $900,000 to Eastern Savings Bank, FSB of New York. The first mortgage requires monthly payments of $12,521 accrued interest at the rate of 15.99 percent, per annum, and its outstanding principal balance and accrued interest become due and payable in March, 2004.

         In its development operations, CIL owns and utilizes milling machines, lathes, grinders, hydraulic lifts and presses, tooling, dynamometers and emission testing machines and computerized drafting and printing equipment. All of such equipment is in good condition, reasonable wear and tear excepted.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

                                                        PRINCIPAL SHAREHOLDERS

         The following table sets forth as of June 30, 2001 the ownership of CIL Common Stock by (i) each person known by CIL to be beneficial owner of more than 5 percent of the outstanding Common Stock, (ii) each director and executive officer of CIL who owned shares, and (iii) all directors and executive officers as a group.

Title                      Name and Address of                Amount and Nature of                   Percent
of Class                   Beneficial Owner                   Beneficial Ownership                   of Class
----------                 --------------------------         -------------------------------    -----------
Common Stock               George J. Coates*                  51,400,000 shares(1)                     77.8%
                           Gregory Coates*                     3,530,630 shares                        5.3 %
                           Richard W. Evans*                     165,000 shares                      .0025 %
                           Michael J. Suchar*                     50,000 shares                       .001 %

                           All directors and
                           executive officers
                           as a Group (4 persons)             55,145,630 shares                        83.4%

*c/o CIL, Highway #34 & Ridgewood Road, Wall Township, New Jersey 07719

(1) Does not include 489,240 shares owned by Mr. Coates' spouse, Bernadette Coates.

Item 5.           Directors, Executive Officers, Promoters and Control Persons.

         At June 30, 2001 the executive officers and directors of CIL were as follows:

         Name                               Position                            Term(s) of Office
-----------------------             ------------------------                    -----------------------
George J. Coates,  age 60           President, Treasurer, Chief Executive
                                    Officer, Chief Financial Officer and
                                    Director                                    From Inception to
                                                                                present

Richard W. Evans,  age 69           Secretary and Director                      May, 1996 until present

Michael J. Suchar, age 47           Director                                    May, 1996 until present


         George J. Coates has been employed by CIL since its inception as president and chief executive officer. Mr. Coates is an Irish citizen but has been granted resident alien status in the United States. He served two apprenticeships in Europe while attending the College of Technology, and as an Associate member of the S.A.E. He received The City and Guilds of London for electrical and mechanical engineering. He is a former management director of SCR motor engineers of Europe and holds the certificates of Ministry of Transport in the United Kingdom. He worked as an engineer for Rolls Royce and Mercedes Benz, and holds approximately 300 patents worldwide. He invented coolant disc brakes, invented a hydraulic suspension, invented and patented the Coates SRV Engine, and invented and patented a turbine engine. In August, 2001, an action, previously brought by the SEC in 1994 against Mr. Coates and CIL in the United States District Court, Southern District of New York, was settled and the case dismissed. Without admitting or denying any of the allegations, Mr. Coates settled with the SEC and was assessed a fine of $40,000 by the Court based upon findings of several violations of Rule 10b-5 of the Securities Exchange Act of 1934, as amended, in connection with certain private securities offerings that occurred in the early 1990's. Accordingly, all of the SEC allegations brought against Mr. Coates and CIL were either settled or dismissed without admitting or denying any wrongdoing by Mr. Coates or CIL.

         Richard W. Evans became a director of CIL in May 1996, Dr. Evans, who holds an ED.D degree from Rutgers University, was a Supervisor a Highland Park School in Highland Park, New Jersey, a post held for more than the preceding five years until his retirement in June 1996.

         Michael J. Suchar became a director of CIL in May 1996. Dr. Suchar, who holds a Doctor of Dental Surgery degree from the Temple University Dental School, has been a practicing pediatric dentist for more than the preceding five years.

Compliance with Section 16(a) of the Exchange Act

         CIL's only class of outstanding capital stock, its Common Stock, is not registered pursuant to Section 12 of the Exchange Act so that fillings of Forms 3,4, and 5 in compliance with such Section are not required.

Item 6.           Executive Compensation.

         None of CIL's executive officers has an employment contract with CIL. With respect to each of calendar years 1998, 1999, and 2000, no executive officer had compensation paid or accrued in excess of $100,000 for any such year except for George J. Coates, CIL's Chief Executive Officer, while compensation was as follows:

                           SUMMARY COMPENSATION TABLE

Annual Compensation Year ended Name December 31 Salary

         Name                   Position             Year          Salary
         -------                ---------           -----        ----------
George J. Coates       President, Chief Executive
                       Officer and Chief Financial
                       Officer                       2000         $183.548
                                                     1999         $183,548
                                                     1998         $186,947

         CIL had agreed to pay a $5,500,000 license fee to George J. Coates in consideration for his grant to CIL of a non-exclusive license. See, Item 1, Business, Patents and Licenses. The fee was payable at management's discretion but in no event later than February 17, 1998. In September 1998, this arrangement was modified. CIL and George J. Coates agreed that instead of the $5,500,000 payment, CIL would issue 275,000 shares of Series A Preferred to Mr. Coates as the license fee. The shares were issued to Mr. Coates in November 1998. To date, no employee stock options have been granted by CIL.

Item 7.           Certain Relationships and Related Transactions.

                   NONE

Item 8.           Description of Securities

         CIL is currently authorized by its Certificate of Incorporation to issue an aggregate 1,014,000,000 shares of capital stock, which include 14,000,000 shares of Series A Preferred Stock, par value $.001 per share, and 1,000,000,000 shares of Common Stock, par value $.0001 per share. As of June 30, 2001, 66,097,910 shares of the Common Stock were issued and outstanding and no Preferred Shares were outstanding.

         Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Series A Non-Cumulative Convertible Preferred Stock (the "Series A Stock"), the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities of the Company, subject to the liquidation preferences, if any, of the holders of any outstanding Series A Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of shares of Series A Stock that the Company may designate and issue in the future. Series A Stock

         Series A Stock

         The holders of shares of CIL's Series A Stock, none of which are currently outstanding, are entitled to ten votes per share held on all matters submitted to a vote of its shareholders. In addition, such holders are entitled to receive ratably such dividends if any on a non-cumulative basis, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of dissolution, liquidation, or winding up of CIL, the holders of CIL Series A Stock are entitled to share ratably in all assets remaining after payment of all of CIL's liabilities to the extent of the par value of such shares together will all unpaid dividends on such shares, prior to any payment being made to the holders of Common Stock, provided, however, that the holders of Series A Stock will not be entitled to participate in any further distribution of CIL's assets in the event of a dissolution or liquidation.

         Transfer Agent

         The Company has retained American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038 to serve as its securities transfer agent.

                                     PART II



         Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

                           (a)      Market Information

                           The Company's common stock has never traded in a public market. If and when the Company's common stock is traded, there are several exchanges that may be available. It is the Company's intention to initially apply to list its Common Shares for trading on either the National Market or SmallCap Market maintained by the National Association of Securities Dealers Automated Quotation system ("NASDAQ"). Qualification for listing on either of these NASDAQ markets will depend upon, among other things, the establishment of relationships with market makers, the public market price established for the Company's Common Shares, $4.00 in the case of the SmallCap Market and $5.00 in the case of the National Market, as well as complying with the NASDAQ's corporate governance rules.

                           In the event the Company's Common Shares, for whatever reason, do not qualify for membership listing with one of the NASDAQ markets, it may apply for trading privileges in the over-the-counter trading market, either in the Pink Sheets or on the electronic bulletin board maintained by the National Association of Securities Dealers, Inc. ("NASD"). In addition, if the public market price of the Company's Common Shares was established at a price or prices less than $5.00 per share it would be deemed what's commonly referred to as a "penny stock" and would be, therefore, subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule.

                           Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's common shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

                           Of the 66,097,910 shares of Common Stock outstanding, approximately 10,438,740 shares have been beneficially owned by non-affiliates of the Company and may be freely sold when and if a public trading market develops. Of the remaining balance of 55,659,170, 55,634,870 may be sold by the beneficial owners pursuant to Rule 144 of the Securities Act. Generally, a shareholder who has beneficially owned securities for a period in excess of one year may offer to sell his or her securities in a broker's transaction subject to certain volume limitations on the amount of securities that may be sold during any three month period. Company officers and directors, otherwise known as "affiliates" may also utilize Rule 144 to offer their securities for sale.

                           (b)      Holders

                           As of June 30, 2001, there were approximately 805 beneficial owners of the Common Stock of Coates International, Ltd.

                           (c)      Dividends

                           The Company has never paid a dividend to the holders of any of its issued and outstanding securities and does not anticipate paying any such dividends in the future.

         Item 2.           Legal Proceedings

                           The Company is not a party to any pending material legal proceeding.

         Item 3.           Changes in and Disagreements with Accounts

                           Not Applicable

         Item 4.           Recent Sales of Unregistered Securities.

                           During the past three year period ended June 30, 2001, the Company privately sold an aggregate 7800 Common Shares to two accredited investors occurring during calendar year 2000. The Company claims the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by
                           Section 4(2) thereof based upon the facts that this private placement was made to only two accredited investors who acknowledged that they were investing without any intention to resell or redistribute the subject securities; that these investors further acknowledged that they would receive restricted securities, the certificates for which would bear restrictive legends preventing their sale or transfer without compliance with applicable securities laws, and; these two (2) private placements were consummated without any means of general advertising or solicitation.

         Item 5.           Indemnification of Directors and Officers

                           The Registrant's Restated Certificate of Incorporation (Article TENTH) contains provisions limiting the liability of its Directors and requiring the Registrant to indemnify all persons whom it has the power to indemnify, to the maximum extent permitted under the General Corporation Law of the State of Delaware (the "GCL"). In accordance with the GCL, Article ELEVENTH limits the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except for (a) breaches of the director's duty of loyalty, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) effecting of certain unlawful payments related to the corporation's capital stock, and (d) transactions from which the director derived an improper benefit. The provisions of the GCL will not impair the Registrant's ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

                           The GCL also contains provisions giving a corporation broad powers to indemnify officers, directors, employees and agents against liability and for their expenses in defending against threatened liability if the individual acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful.

                           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling procedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         Financial Statements.

                  The following financial statements are included herein:

                  Audited Financial Statements for the Fiscal Years Ended December 31, 2000 and December 31,1999.

                  Audited Financial Statements for the Fiscal Years Ended December 31, 1999 and December 31, 1998.

                  Unaudited Financial Statements for the Six Months Ended June 30, 2001.

                           Coates International, Ltd.

                              Financial Statements

                           December 31, 2000 and 1999

                          Independent Auditors' Report

To the Board of Directors and Shareholders of Coates International, Ltd.

We have audited the balance sheet of Coates International, Ltd. as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coates International, Ltd. as of December 31, 2000, and the results of their operations, and cash flows for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.



/s/Rosenberg Rich Baker Berman & Company
-----------------------------------------
Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
February 13, 2001

                           Coates International, Ltd.
                                  Balance Sheet
                                December 31, 2000

      Assets
Current Assets
   Cash                                                                                                   $        340,821
   Restricted cash                                                                                                 112,000
   Inventory                                                                                                       205,357
   Prepaid insurance                                                                                                 6,432
                                                                                                            --------------

      Total Current Assets                                                                                         664,610

Property, Plant and Equipment - Net of $440,128 of accumulated depreciation                                      1,625,892

Other Assets
    Mortgage loan costs, net of accumulated amortization of $22,701                                                 42,159
   Deposit                                                                                                           2,500
                                                                                                            --------------

      Total Assets                                                                                               2,335,161
                                                                                                            ==============

      Liabilities and Stockholders' Equity

Current Liabilities
   Current portion of mortgage payable                                                                               8,903
   Note payable                                                                                                     58,731
   Accounts payable                                                                                                 45,485
   Accrued expenses                                                                                                716,619
   Accrued interest payable                                                                                        118,391
                                                                                                            --------------

        Total Current Liabilities                                                                                  948,129

Mortgage payable, net of current portion                                                                           883,604
                                                                                                            --------------

        Total Liabilities                                                                                        1,831,733

Stockholders'  Equity  Preferred  stock,  Series A,  $.001 par value  14,000,000 shares authorized - no shares
      issued                                                                                                             -
   Common stock, $.0001 par value, 200,000,000 shares authorized - 66,097,910shares
   issued and outstanding                                                                                            6,610
   Additional paid-in capital                                                                                   11,184,824
   Accumulated deficit                                                                                         (10,688,006)
                                                                                                            --------------

        Total Stockholders' Equity                                                                                 503,428
                                                                                                            --------------
                                                                                                          $      2,335,161
        Total Liabilities and Stockholders' Equity
                                                                                                            ==============

See notes to the financial statements.

                           Coates International, Ltd.
                            Statements of Operations







                                                                                                     Years Ended December 31,
                                                                                                 ---------------------------------
                                                                                                      2000              1999
                                                                                                 ---------------   ---------------


Revenue                                                                                        $         845,000 $         550,000
                                                                                                 ---------------   ---------------

Operating Expenses:
   Research and development costs                                                                        225,579           235,906
   Research and development costs - related party                                                        222,549           211,589
   General and administrative expenses                                                                   324,931           240,070
   Depreciation                                                                                           33,270            26,998
   Amortization                                                                                           12,972            33,593
                                                                                                 ---------------   ---------------

      Total Operating Expenses                                                                           819,301           748,156
                                                                                                 ---------------   ---------------

   Income (Loss) From Operations                                                                          25,699          (198,156)
                                                                                                 ---------------   ---------------

Other Income (Expense):
   Miscellaneous income                                                                                   15,000                 -
   Interest income                                                                                         2,583             1,400
   Interest expense                                                                                     (149,548)         (133,471)
                                                                                                 ---------------   ---------------

      Total Other Income (Expense)                                                                      (131,965)         (132,071)
                                                                                                 ---------------   ---------------

   Loss Before Benefit From Income Taxes                                                               (106,266)         (330,227)

   (Provision for) Benefit From Income Taxes                                                            (15,945)           609,902
                                                                                                 ---------------   ---------------

   Net Loss (Income)                                                                           $       (122,211) $         279,675
                                                                                                 ===============   ===============

   (Loss) Earnings Per Share                                                                   $         (0.002) $           0.004
                                                                                                 ===============   ===============
   Weighted Average Number of Shares                                                                 66,097,910         65,724,240
                                                                                                 ===============   ===============



See notes to the financial statements.

                           Coates International, Ltd.
                        Statement of Stockholders' Equity







                                                                     Common Stock                   Series A Preferred Stock
                                                          ----------------------------------  ------------------------------------
                                                              Shares            Amount             Shares             Amount
                                                          --------------   -----------------  ----------------   -----------------
Balance - December 31, 1997                                            -                   -         6,601,011  $            6,602
Issuance of Stock                                                      -                   -             8,000                   8
Additional Contributions of Capital From a
    Shareholder                                                        -                   -                 -                   -
Net Loss for Year Ended December 31, 1998                              -                   -                 -                   -
                                                          --------------   -----------------  ----------------   -----------------
Balance - December 31, 1998                                            -                   -         6,609,011               6,610
Additional Contributions of Capital From
     Shareholders                                                                                                                -
Net Income for Year Ended December 31, 1999                                                                  -                   -
                                                          --------------   -----------------  ----------------   -----------------

Balance - December 31,1999                                             -                   -         6,609,011              (6,610
Exchange of Series A Preferred Stock for
Common Stock                                               66,090,110               $  6,609        (6,609,011)                  -

Issuance of stock                                               7,800                      -                 -                   -
Additional Contributions of Capital
  from a Shareholder                                                   -                   -                 -                   -
Net Loss for year ended December 31, 2000                              -                   -                 -                   -
                                                          --------------   -----------------  ----------------   -----------------
                                                          66,097,910      $            6,609                 -  $                -
                                                          ==========       =================  ================  ==================




See notes to the financial statements.

                                       22A

Coates International, Ltd.
Statement of Stockbrokers' Equity - CONTINUED

                                                                                                   Total
                                                                               Retained         Stockholders'
                                                           Additional          Earnings            Equity
                                                         Paid-In Capital       (Deficit)          (Deficit)
                                                        -----------------  -----------------  -----------------
Balance - December 31, 1997                            $       10,285,130 $       (9,743,717)$          548,014
Issuance of Stock                                                 149,992                  -            150,000
Additional Contributions of Capital From a
    Shareholder                                                   384,961                  -            384,961
Net Loss for Year Ended December 31, 1998                               -         (1,101,753)        (1,101,753)
                                                        -----------------  -----------------  -----------------
Balance - December 31, 1998                                    10,820,083        (10,845,470)           (18,778)
Additional Contributions of Capital From
     Shareholders                                                 171,742                  -            171,742
Net Income for Year Ended December 31, 1999                             -            279,675            279,675
                                                        -----------------  -----------------  -----------------

Balance - December 31,1999                                     10,991,825        (10,565,795)           432,639
Exchange of Series A Preferred Stock for

  Common Stock                                                          -                  -                  -

Issuance of stock                                                  80,000                  -             80,000
Additional Contributions of Capital
  from a Shareholder                                              113,000                  -            113,000
Net Loss for year ended December 31, 2000                               -           (122,211)          (122,211)
                                                        -----------------  -----------------  -----------------
                                                       $       11,184,825 $      (10,688,006)$          503,428

Balance - December 31, 20000                            =================  =================  =================



See notes to the financial statements.


                                      2B

                           Coates International, Ltd.
                            Statements of Cash Flows


                                                                                             Years Ended December 31,
                                                                                         --------------------------------
                                                                                              2000             1999
                                                                                         --------------   ---------------

Cash Flows From Operating Activities
    Net (Loss) Income                                                                   $      (122,211) $        279,675
                                                                                         --------------   ---------------
    Adjustments to Reconcile Net (Loss) Income to Net Cash Used in
    Operating Activities
          Depreciation                                                                           33,270            26,998
          Amortization                                                                           12,972            33,593
          Deferred taxes                                                                        251,000          (251,000)
    Changes in Assets and Liabilities
        (Increase) Decrease in
          Inventory                                                                            (205,357)                -
          Prepaid insurance                                                                         457              (334)
          Due to/from affiliated companies                                                            -            19,543
        Increase (Decrease) in
          Accounts payable and accrued expenses                                                (144,043)         (228,480)
          Accrued interest payable                                                                 (101)           11,933
                                                                                         --------------   ---------------

        Total Adjustments                                                                       (51,802)         (387,747)
                                                                                         --------------   ---------------
    Net Cash Used in Operating Activities                                                      (174,013)         (108,072)
                                                                                         --------------   ---------------

Cash Flows from Investing Activities
    Payments for property and equipment                                                         (74,000)          (55,800)
    Loans to stockholders                                                                       (16,000)                -
                                                                                         --------------   ---------------
    Net Cash Used in Investing Activities                                                       (90,000)          (55,800)
                                                                                         --------------   ---------------

Cash Flows From Financing Activities
    Proceeds from mortgage payable                                                                    -           900,000
    Repayment of mortgage payable                                                                (3,060)         (504,433)
    Payment for mortgage loan costs                                                                   -           (65,344)
    Proceeds of additional paid-in capital                                                      113,000           171,742
    Proceeds from issuance of stock                                                              80,000                 -
    Proceeds from note payable                                                                   75,000
    Repayment of note payable                                                                   (16,269)                -
    Loans from stockholder                                                                            -             3,495
                                                                                         --------------   ---------------
    Net Cash Provided by Financing Activities                                                   248,671           505,460
                                                                                         --------------   ---------------

    Net Decrease (Increase) in Cash                                                             (15,342)          341,588
    Cash - Beginning of Periods                                                                 356,163            14,575
                                                                                         --------------   ---------------
    Cash - End of Periods                                                               $       340,821  $        356,163
                                                                                         ==============   ===============







See notes to the financial statements.

                           Coates International, Ltd.
                            Statements of Cash Flows





                                                                                                      Years Ended December 31,
                                                                                                  --------------------------------
                                                                                                       2000             1999
                                                                                                  ---------------  ---------------

Supplemental  Disclosures of Cash Flow  Information Cash paid during the periods for:
        Interest paid                                                                           $         149,648 $        121,538
                                                                                                  ===============  ===============
        Income taxes paid                                                                       $             200 $            400
                                                                                                  ===============  ===============











See notes to the financial statements.

                           Coates International, Ltd.
                        Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
    Coates International, Ltd. ("CIL" or the "Company") is a Delaware corporation organized in October 1991 by its President and majority stockholder George J. Coates ("GJC") as the successor in interest to a Delaware corporation, also organized by GJC, of the same name incorporated in August 1988.

    CIL has developed a spherical rotary valve system (the"Coates System") for use in piston driven internal combustion engines of all types and is manufacturing on a limited scale basis at its Wall Township, New Jersey facility. CIL also has an exclusive license to sell and grant sublicenses with respect to products using the Coates System based on the Coates Patents. The Company was in the development stage through December 31, 1999. The year 2000 is the first year during which it is considered an operating company.

Inventory
    Inventory is valued at the lower of cost (determined on a first in, first out basis) or market.

Property, Plant & Equipment
    Property, plant and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful life of the assets:
    40 years for building and building improvements, 5 to 7 years for machinery and equipment and 5 to 10 years for furniture and fixtures. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

    In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed and, accordingly, a determination of the write-down related to the specific assets made.

Earnings (Loss) Per Share
    Earnings (loss) per share, in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings Per Share," is computed by dividing the net income (loss) by the weighted average number of common shares and preferred shares outstanding during the periods.

Revenue Recognition
    The Company has not generated  revenues from sales of engines.  Revenue from
    the  granting  of  sub-licenses  and  research  and  development   costs  to
    manufacture prototype engines are recognized upon receipt of funds.

Advertising Costs
    Advertising costs are charged to operations when incurred. Advertising expense was $12,356 and $72,000 for the years ended December 31, 2000 and 1999, respectively.

Research and Development
    Research and development costs are charged to operations as incurred.

Income Taxes
    In accordance with the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), deferred taxes are recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized. The Company incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, the benefit from income taxes has been mostly offset by a valuation allowance against the related deferred tax asset for the year ended December 31, 1998.

                           Coates International, Ltd.
                        Notes to the Financial Statements


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT AND BUSINESS RISK

    The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000, of which the Company's accounts may, at times, exceed the federally insured limits.

    The Company entered into a license agreement with a Canadian corporation, whereby the Company is granting an exclusive license for the use of the Coates Engine in connection with the conversion of natural gas to electricity in Canada. The licensing fee is $5,000,000 and the Company also receives a royalty equal to 5% of the gross profit which is derived from all sources. The Company also retains the exclusive right to manufacturing both the engine and generator components for sale to the Canadian corporation. The revenues generated for years ended December 31, 2000 and 1999 are entirely attributable to the Canadian corporation. The loss of this customer would have a material adverse effect on the Company's business and operations.

    Development of the Coates System technology was initiated by GJC, CIL's founder, President and controlling stockholder in the late 1970's and development efforts have been conducted continuously since such time. From July 1982 through May 1993, seven U.S. patents as well as a number of foreign patents were issued to GJC with respect to the Coates System. Since the inception of CIL in 1988, all aspects of the business have been completely dependent upon the activities of GJC, who does not have an employment contract with CIL. The loss of GJC's availability or services due to death, incapacity or otherwise would have a material adverse effect on the Company's business and operations.

RESTRICTED CASH

    The Company placed $112,000 in an escrow account (pursuant to a court order) of net proceeds raised from a 48,000 CIL Series A Preferred Stock private placement offering in July 1997. The funds were escrowed for the payment of interest due to two former stockholders.

INVENTORY

    Inventory consists of work in process valued at $205,357 at December 31, 2000.

                           Coates International, Ltd.
                        Notes to the Financial Statements

 PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at cost, less accumulated depreciation, consists of the following at December 31, 2000:

             Land                                                                                 $         920,550
             Building                                                                                       579,450
             Building improvements                                                                          201,671
             Machinery and equipment                                                                        325,054
             Furniture and fixtures                                                                          39,295
                                                                                                    ---------------
                                                                                                          2,066,020
             Less:  Accumulated depreciation                                                                440,128
                                                                                                    ---------------
                                                                                                  $       1,625,892
                  Total
                                                                                                    ===============

    Depreciation  expense  amounted  to $33,270  and $26,997 for the years ended
December 31,2000 and 1999, respectively.

ACCRUED EXPENSES

    Accrued expenses at December 31, 2000 is comprised of the following:


             Legal Fees                                                                           $         542,834
             Accounting Fees                                                                                 25,000
             Patent Legal Fees                                                                               39,770
             Audit Fees - prior auditors                                                                    109,015
                                                                                                    ---------------
                                                                                                  $         716,619
                                                                                                    ===============

NOTE PAYABLE

    The note payable represents a bank loan with interest at 13.64% due in equal monthly installments of $6,907 including interest through September 2001, secured by equipment with a net book value of $66,600.

MORTGAGE PAYABLE

    Interest at 15.99% per annum due in equal monthly installments of $12,521 including interest, due on April 1, 2004 secured by land and building with a net book value of $1,552,621.


                                                                                                  $         892,507
          Less current maturities                                                                             8,903
                                                                                                    ---------------
          Mortgage payable, net of current maturities                                             $         883,604
                                                                                                    ===============

    Total maturities of mortgage payable are as follows:

             Year Ending December 31,
             2001                                                                $          8,903
             2002                                                                          10,435
             2003                                                                          12,232
             2004                                                                         860,937
                                                                                  ---------------
                                                                                 $        892,507
                                                                                  ===============

                           Coates International, Ltd.
                        Notes to the Financial Statements

CAPITAL STOCK

    During the year, the Company increased its authorized shares of common stock from 20,000,000 to 200,000,000 and changed the par value per common share from $0.001 to $0.0001. The Company also converted all shares of its Series A preferred stock into common stock, on the basis of ten shares of common stock for each share of Series A preferred stock.

    The earnings per share calculation for the year ended December 31, 1999 has been restated to reflect the above.

INCOME TAXES

    The income tax (provision) benefit is comprised of the following:



                                                                                               Year Ended December 31,
                                                                                          ----------------------------------
                                                                                               2000            1999
                                                                                          ---------------  -----------------
        State current (provision) benefit                                               $         (15,945)$          358,902
        State deferred benefit                                                                          -            251,000
                                                                                          ---------------  -----------------
                                                                                        $         (15,945)$          609,902
                                                                                          ===============  =================


    In 1998, the State of New Jersey enacted legislation allowing emerging technology and/or biotechnology companies to sell their unused New Jersey Net Operating Loss ("NOL") Carryover and Research and Development Tax Credits ("R&D Credits) to corporate taxpayers in New Jersey. During 1999, the Company entered into an agreement under which it retained a third party broker to identify a buyer for its NOL Carryover. The total anticipated net proceeds of this transaction $609,902) was recorded as a current deferred tax asset and benefit for the year ending December 31, 1999.

    Due to limitations placed by the State of New Jersey on the total amount of NOL Carryover and R&D Credits eligible to be sold in any one year, the sale of only a portion of the Company's NOL Carryover ($358,902), which was received in 1999 funds was recorded as a current tax benefit in the December 31, 1999 financial statements. The sale of the remaining balance of the Company's NOL Carryover ($235,033), which was recorded as an estimated deferred tax benefit of $251,000 at December 31, 1999 was received in 2000. This resulted in a current tax provision of $15,945 at December 31, 2000.

    The Company's total deferred tax asset and valuation allowance are as follows at December 31, 2000:




        Total deferred tax asset, current                    $       4,239,951
        Less valuation allowance                                     4,239,951
                                                               ---------------
        Net deferred tax assets, current                     $               -


    The differences between income tax benefits in the financial statements and the tax benefit computed at the U. S. Federal statutory rate of 34% at December 31, 2000 are as follows:


        Tax benefit                                                34 %
        Valuation allowance                                      (30) %
                                                      ---------------
        Effective tax rate                                          4 %
                                                      ===============

    At December 31, 2000, the Company has available approximately $10,316,657 of net operating losses to carryforward which may be used to reduce future federal taxable income and expire between December 31, 2003 and 2020.

    At December 31, 2000 the Company has available approximately $2,931,190 of net operating losses to carryforward which may be used to reduce future state taxable income and begin to expire December 31, 2004.

                           Coates International, Ltd.
                        Notes to the Financial Statements


LICENSES

    The Company has incurred legal and related costs associated with licenses. Such costs amounted to $107,232 and $80,586 for the years ended December 31, 2000 and 1999. As the probable future economic benefit of such costs is uncertain, they have been expensed.

RELATED PARTY TRANSACTIONS

    The Company subcontracts its project expense from certain entities of which GJC is the sole shareholder. During the years ended December 31, 2000 and 1999, the Company paid $222,549 and $211,589, respectively, for these services.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cash, Accounts Payable and Accrued Expenses
        The carrying amount approximates fair value because of the short maturity of these instruments.

    Limitations
        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                          Independent Auditors' Report

To the Board of Directors and Shareholders of Coates International, Ltd.

We have audited the balance sheet of Coates International, Ltd. (A Development Stage Company) as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coates International, Ltd. (A Development Stage Company) as of December 31, 1999, and the results of their operations, and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles. We express no opinion on the cumulative period from inception (August 31, 1988) through December 31, 1999 as shown in the cumulative columns on the statements of operations, stockholders' equity and cash flows.











/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
March 23, 2000

                           Coates International, Ltd.
                          (A Development Stage Company)

                              Financial Statements

                           December 31, 1999 and 1998

                           Coates International, Ltd.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1999

         .........Assets
Current Assets
         Cash                                                                                               $        356,163
         Restricted cash                                                                                             112,000
         Prepaid insurance                                                                                             6,889
    Deferred tax benefit                                                                                             251,000
                                                                                                              ---------------
         .........Total Current Assets                                                                               726,052
                                                                                                                   1,585,162
Property, Plant and Equipment - Net of $406,858 of accumulated depreciation
Other Assets
    Mortgage loan costs, net of accumulated amortization of $9,729                                                    55,131
         Deposit                                                                                                       2,500
                                                                                                              ---------------
         .........Total Assets                                                                                     2,368,845
                                                                                                              ===============
         .........Liabilities and Stockholders' Equity
Current Liabilities
         Current portion of mortgage payable                                                                           7,595
         Accounts payable                                                                                             38,220
Accrued expenses                                                                                                     867,965
         Accrued interest payable                                                                                    118,492
         Due to stockholders                                                                                          16,000
                                                                                                              ---------------
         .........         Total Current Liabilities                                                               1,048,272
Mortgage payable, net of current portion                                                                             887,972
                                                                                                              ---------------
         .........         Total Liabilities                                                                       1,936,244
                                                                                                              ---------------
Stockholders' Equity
Preferred stock, Series A, $.001 par value 14,000,000 shares authorized -                                              6,572
 voting, non-cumulative convertible, 6,572,424 shares issued and outstanding
 Common stock, $.001 par value, 20,000,000 shares authorized - no shares issued                                            -
Additional paid-in capital                                                                                        10,991,824
         Deficit accumulated during the development stage                                                       (10,565,795)
                                                                                                              ---------------
         .........             Total Stockholders' Equity                                                            432,601
                                                                                                              ---------------
         .........         Total Liabilities and Stockholders' Equity                                       $      2,368,845
                                                                                                              ===============


See notes to the financial statements.

                           Coates International, Ltd.
                          (A Development Stage Company)
                            Statements of Operations




                                                                                                             Period From
                                                                                                              August 31,
                                                                                                             1988 (Date of
                                                                                                              Inception)
                                                                                                                Through
                                                                                                             December 31,
                                                                                                                 1999
                                                                            Years Ended December 31,
                                                                         --------------------------------   ----------------
                                                                              1999             1998
                                                                         ---------------  ---------------   ----------------

                                                                                                             (Unaudited)
                                                                                                            ----------------
                                                                       $        550,000 $              -  $       1,237,375
Revenue
                                                                         ---------------  ---------------   ----------------

Operating Expenses:
         Research and development costs                                         235,906          274,522          2,734,885
         Research and development costs - related party                         211,589          344,798          1,140,977
         General and administrative expenses                                    240,070          375,145          7,803,460
         Depreciation and amortization expense                                   60,591           49,073            429,334
                                                                         ---------------  ---------------   ----------------
                                                                                748,156        1,043,538         12,108,656
                  Total Operating Expenses
                                                                         ---------------  ---------------   ----------------
                                                                              (198,156)      (1,043,538)       (10,871,281)
         Loss From Operations
                                                                         ---------------  ---------------   ----------------

Other Income (Expense):
         Interest income                                                          1,400              898            127,164
         Interest expense                                                     (133,471)         (59,113)          (431,580)
                                                                         ---------------  ---------------   ----------------
                                                                              (132,071)         (58,215)          (304,416)
                  Total Other Income (Expense)
                                                                         ---------------  ---------------   ----------------
                                                                              (330,227)      (1,101,753)       (11,175,697)
         Loss Before Benefit From Income Taxes
                                                                                609,902                -            609,902
         Benefit From Income Taxes
                                                                         ---------------  ---------------   ----------------
                                                                       $        279,675 $    (1,101,753)       (10,565,795)
         Net Income (Loss)
                                                                         ===============  ===============   ================
                                                                       $           0.04 $         (0.17)
         Earnings (Loss) Per Share
                                                                         ===============  ===============
                                                                              6,572,424        6,572,013
         Weighted Average Number of Shares
                                                                         ===============  ===============


See notes to the financial statements.

                           Coates International, Ltd.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
                Inception (August 31, 1988) to December 31, 1999

                                                Common Stock         Common Stock       Series A Preferred      Preferred Stock
                                                   Class A              Class C               Stock



                                           ----------------------------------------------------------------------------------------
                                             Shares      Amount    Shares    Amount     Shares     Amount      Shares     Amount
                                           ----------------------------------------------------------------------------------------
August 31, 1988 (Date of Inception)                  -          -         -          -          -          -          -$         -
Issuance of Shares                             854,500        854         -          -          -          -          -          -
Issuance of Stock Pursuant to Private          100,000         96         -          -          -          -          -          -
Placement Offering
Net Loss for the Period from August 31,              -          -         -          -          -          -          -          -
1988
         (Date of Inception) Through
         December 31, 1988
                                           ----------------------------------------------------------------------------------------
                  Balance - December 31,       954,500        950         -          -          -          -          -          -
1988
Stock Dividend                                  50,000         50   450,000        450          -          -          -          -
Issuance of Stock for Services Rendered         12,000         12         -          -          -          -          -          -
Net Loss for Year Ended December 31, 1989            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance - December 31,     1,016,500      1,012   450,000        450          -          -          -          -
1989
Issuance of Stock Pursuant to Private           76,000         76         -          -          -          -          -          -
Placement Offering
Issuance of Stock                              962,500        962         -          -          -          -          -          -
Net Loss for Year Ended December 31, 1990            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance  December 31,      2,055,000      2,050   450,000        450          -          -          -          -
1990
Exchange of Preferred Stock for Common     (2,055,000)    (2,050)         -          -          -          -  2,055,000      2,050
         Stock Class A
Exchange of Preferred Stock for Common               -          - (450,000)      (450)          -          -    450,000        450
         Stock Class C
Cancellation of Common Stock Class C                 -          -         -          -          -          -  (225,000)      (220)
Issuance of Stock in Connection with               100          -         -          -          -          -          -          -
         Reorganization
Dissolution of Coates International, Ltd.        (100)          -         -          -          -          -          -          -
Exchange of Series A Preferred Stock for             -          -         -          -  2,280,000      2,280 (2,280,000)   (2,280)
         Preferred Stock
Issuance of Stock                                    -          -         -          -    102,000        102          -          -
Purchase of Treasury Stock                           -          -         -          -          -          -          -          -
Stock Split 2:1                                      -          -         -          -  2,382,000      2,382          -          -
New Loss for Year Ended December 31, 1991            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance -December 31,              -          -         -          -  4,764,000      4,764          -          -
1991
To Correct Balance at December 31, 1991              -          -         -          -    772,500        772          -          -
Issuance of Stock for Service                        -          -         -          -        500          -          -          -
Issuance of Stock                                    -          -         -          -    115,850        116          -          -
Private Placement Costs                              -          -         -          -          -          -          -          -
Net Loss for Year Ended December 31, 1992            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance - December 31,             -          -         -          -  5,652,850      5,652          -          -
1992
Issuance of Stock                                    -          -         -          -     82,250         83          -          -
Purchase of Treasury Stock                           -          -         -          -          -          -          -          -
Prior Period Adjustment                              -          -         -          -          -          -          -          -
Adjustment for Redeemable Preferred Stock            -          -         -          -  (479,950)      (480)          -          -
Net Loss for Year Ended December 31, 1993            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance - December 31,             -          -         -          -  5,255,150      5,255          -          -
1993
Issuance of Stock                                    -          -         -          -      2,000          2          -          -
Purchase of Treasury Stock                           -          -         -          -          -          -          -          -
Adjust Treasury Stock for Redeemable                 -          -         -          -    (1,000)        (1)          -          -
         preferred Stock
Adjust Remaining Redeemable Preferred                -          -         -          -    (1,000)        (1)          -          -
         Stock Issued in 1994
Restoration of Shares Not Redeemed by                -          -         -          -    415,200        415          -          -
         Stockholders
Net Loss for Year Ended December 31, 1994            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance - December 31,             -          -         -          -  5,670,350      5,670          -          -
1994
Restoration of Shares Not Redeemed by                -          -         -          -     18,250         18          -          -
         Stockholders
Issuance of Stock in Exchange for U.S.               -          -         -          -    275,000        275          -          -

         Patent Rights

                                       34A



                                                Common Stock         Common Stock       Series A Preferred      Preferred Stock
                                                   Class A              Class C               Stock



                                           ----------------------------------------------------------------------------------------
                                             Shares      Amount    Shares    Amount     Shares     Amount      Shares     Amount
                                           ----------------------------------------------------------------------------------------
Net Loss for Year Ended December 31, 1995            -          -         -          -          -          -          -          -

                  Balance - December 31,             -          -         -          -  5,963,600      5,963          -          -
1995
Net Loss for Year Ended December 31, 1996            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance - December 31,             -          -         -          -  5,963,600      5,963          -          -
1996
Issuance of Stock                                    -          -         -          -     48,000         48          -          -
Restoration of Shares Not Redeemed by                -          -         -          -     24,325         24          -          -
         Stockholders
Issuance of Stock in Exchange for Mortgage           -          -         -          -      2,500          3          -          -
         Paydown
Issuance of Stock in Exchange for Exclusive          -          -         -          -    500,000        500          -          -
         License
Issuance of Stock for Loans                          -          -         -          -      5,500          6          -          -
Reclassification
Completion of 1990 Stock Split 2:1                   -          -         -          -     20,499         20          -          -
Additional Contributions of Capital From a           -          -         -          -          -          -          -          -
         Shareholder
Net Loss for Year Ended December 31, 1997            -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                  Balance - December 31,             -          -         -          -  6,564,424      6,564          -          -
1997
                                           ----------------------------------------------------------------------------------------
Issuance of Stock                                    -          -         -          -      8,000          8          -          -
Additional Contributions of Capital From a           -          -         -          -          -          -          -          -
    Shareholder
Net Loss for Year Ended December 31,                 -          -         -          -          -          -          -          -
    1998
                                           ----------------------------------------------------------------------------------------
Balance - December 31, 1998                          -          -         -          -  6,572,424      6,572          -          -

                                           ----------------------------------------------------------------------------------------
Additional Contributions of Capital From             -          -         -          -          -          -          -          -
Shareholders
Net Income for Year Ended December 31, 1999          -          -         -          -          -          -          -          -
                                           ----------------------------------------------------------------------------------------
                                                     -          -         -          -  6,572,424      6,572          -$         -
Balance - December 31, 1999
                                          ========================================================================================


                                      34B

CONT'D:

                                          Additional Treasury      Deficit       Total
                                          Paid-In      Stock     Accumulated  Stockholders'
                                           Capital               During the      Equity
                                                                 Development   (Deficit)
                                                                    Stage


                                         ----------------------- ------------ -------------
August 31, 1988 (Date of Inception)                -          - $          -$            -
Issuance of Shares                                 -          -            -           854
Issuance of Stock Pursuant to Private        499,900          -            -       499,996
Placement Offering
Net Loss for the Period from August 31,            -          -     (52,708)      (52,708)
1988
         (Date of Inception) Through
         December 31, 1988
                                         ----------------------- ------------ -------------
                  Balance - December 31,     499,900          -     (52,708)       448,142
1988
Stock Dividend                                 (500)          -            -             -
Issuance of Stock for Services Rendered         (12)          -            -             -
Net Loss for Year Ended December 31, 1989          -          -    (252,288)     (252,288)
                                         ----------------------- ------------ -------------
                  Balance - December 31,     499,388          -    (304,996)       195,854
1989
Issuance of Stock Pursuant to Private        701,165          -            -       701,241
Placement Offering
Issuance of Stock                                  -          -            -           962
Net Loss for Year Ended December 31, 1990          -          -    (392,564)     (392,564)
                                         ----------------------- ------------ -------------
                  Balance  December 31,    1,200,553          -    (697,560)       505,493
1990
Exchange of Preferred Stock for Common             -          -            -             -
         Stock Class A
Exchange of Preferred Stock for Common             -          -            -             -
         Stock Class C
Cancellation of Common Stock Class C               -          -            -         (220)
Issuance of Stock in Connection with           1,000          -            -         1,000
         Reorganization
Dissolution of Coates International, Ltd.    (1,000)          -            -       (1,000)
Exchange of Series A Preferred Stock for      18,990          -            -        18,990
         Preferred Stock
Issuance of Stock                          1,019,898          -            -     1,020,000
Purchase of Treasury Stock                         -   (25,000)            -      (25,000)
Stock Split 2:1                              (2,382)          -            -             -
New Loss for Year Ended December 31, 1991          -          -    (739,096)     (739,096)
                                         ----------------------- ------------ -------------
                  Balance -December 31,    2,237,059   (25,000)  (1,436,656)       780,167
1991
To Correct Balance at December 31, 1991        (772)          -            -             -
Issuance of Stock for Service                 10,000          -            -        10,000
Issuance of Stock                          2,306,884          -            -     2,307,000
Private Placement Costs                     (80,675)          -            -      (80,675)
Net Loss for Year Ended December 31, 1992                     -    (996,055)     (996,055)
                                         ----------------------- ------------ -------------
                  Balance - December 31,   4,472,496   (25,000)  (2,432,711)     2,020,437
1992
Issuance of Stock                          1,944,917          -            -     1,945,000
Purchase of Treasury Stock                         -   (55,000)            -      (55,000)
Prior Period Adjustment                            -          -      219,224       219,224
Adjustment for Redeemable Preferred Stock (5,921,818)    65,000            -   (5,857,298)
Net Loss for Year Ended December 31, 1993                     -  (1,270,966)   (1,270,966)
                                         ----------------------- ------------ -------------
                  Balance - December 31,     495,595   (15,000)  (3,484,453)   (2,998,603)
1993
Issuance of Stock                             39,998          -            -        40,000
Purchase of Treasury Stock                         -   (35,000)            -      (35,000)
Adjust Treasury Stock for Redeemable        (19,999)     20,000            -             -
         preferred Stock
Adjust Remaining Redeemable Preferred       (19,999)          -            -      (20,000)
         Stock Issued in 1994
Restoration of Shares Not Redeemed by      4,586,883          -            -     4,587,298
         Stockholders
Net Loss for Year Ended December 31, 1994          -          -  (1,229,523)   (1,229,523)
                                         ----------------------- ------------ -------------
                  Balance - December 31,   5,082,478   (30,000)  (4,713,976)       344,172
1994
Restoration of Shares Not Redeemed by         19,982          -            -        20,000
         Stockholders
Issuance of Stock in Exchange for U.S.       433,864          -            -       434,139
         Patent Rights

                                      35A

CONT'D:

                                          Additional Treasury      Deficit       Total
                                          Paid-In      Stock     Accumulated  Stockholders'
                                           Capital               During the      Equity
                                                                 Development   (Deficit)
                                                                    Stage


                                         ----------------------- ------------ -------------
Adjustments to Paid-in Capital           $      1,177,579          -            -     1,177,579
Treasury Stock Adjustment                        (30,000)     30,000            -             -
Net Loss for Year Ended December 31, 1995               -          -  (1,997,445)   (1,997,445)
                                           -------------------------- ------------ -------------
                  Balance - December 31,        6,683,903          -  (6,711,421)      (21,555)
1995
Adjustments to Paid-in Capital                  1,132,523          -            -     1,132,523
Net Loss for Year Ended December 31, 1996                          -  (1,600,110)   (1,600,110)
                                           -------------------------- ------------ -------------
                  Balance - December 31,        7,816,426          -  (8,311,531)     (489,142)
1996
Issuance of Stock                                 959,952          -            -       960,000
Restoration of Shares Not Redeemed by             496,946          -            -       496,970
         Stockholders
Issuance of Stock in Exchange for Mortgage         49,997          -            -        50,000
         Paydown
Issuance of Stock in Exchange for Exclusive             -          -            -           500
         License
Issuance of Stock for Loans                         7,994          -            -         8,000
Reclassification
Completion of 1990 Stock Split 2:1                   (20)          -            -             -
Additional Contributions of Capital From a        953,834          -            -       953,834
         Shareholder
Net Loss for Year Ended December 31, 1997               -          -  (1,432,186)   (1,432,186)
                                           -------------------------- ------------ -------------
                  Balance - December 31,       10,285,129          -  (9,743,717)       547,976
1997
                                           -------------------------- ------------ -------------
Issuance of Stock                                 149,992          -            -       150,000
Additional Contributions of Capital From a        384,961          -            -       384,961
    Shareholder
Net Loss for Year Ended December 31,                    -          -  (1,101,753)   (1,101,753)
    1998
                                           -------------------------- ------------ -------------
Balance - December 31, 1998                    10,820,082          -  (10,845,470$
                                                                                       (18,816)
                                           -------------------------- ------------ -------------
Additional Contributions of Capital From          171,742          -            -       171,742
Shareholders
Net Income for Year Ended December 31, 1999             -          -      279,675       279,675
                                           -------------------------- ------------ -------------
                                               10,991,824          - $(10,565,795$      432,601
Balance - December 31, 1999
                                           ========================== ============ =============








See notes to the financial statements.


                                      35B

                           Coates International, Ltd.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                                  Period From
                                                                                                                August 31, 1988
                                                                                                                    (Date of
                                                                                                                   Inception)
                                                                                                                    Through
                                                                                                                  December 31,
                                                                                                                      1999
                                                                                  Years Ended December 31,
                                                                               -------------------------------  -----------------
                                                                                   1999             1998
                                                                               --------------  ---------------  -----------------
                                                                                                                  (Unaudited)
                                                                                                                -----------------
Cash Flows From Operating Activities
         Net Income (Loss)                                                   $       279,675 $    (1,101,753) $     (10,814,795)
                                                                               --------------  ---------------  -----------------
         Adjustments to Reconcile Net Income (Loss) to Net Cash  used in
Operating Activities
                           Depreciation and amortization                              60,591           49,073            429,334
                           Deferred taxes                                          (251,000)                -          (251,000)
                           Noncash issuance of stock for services                          -           10,000             10,000
         Changes in Assets and Liabilities
                  (Increase) Decrease in
                           Prepaid insurance                                           (334)          (6,555)            (6,889)
                           Due to/from affiliated companies                           19,543         (19,600)                  -
                  Increase (Decrease) in
                           Accounts payable and accrued expenses                   (228,480)          229,961            906,185
                           Accrued interest payable                                   11,933                -            118,492
                                                                               --------------  ---------------  -----------------
                                                                                   (387,747)          262,879          1,206,122
                  Total Adjustments
                                                                               --------------  ---------------  -----------------
         Net Cash Used in Operating Activities                                     (108,072)        (838,874)        (9,608,673)
                                                                               --------------  ---------------  -----------------
Cash Flows from Investing Activities
         Payments for property and equipment                                        (55,800)                -          (468,832)
         Loans to stockholders                                                             -                -          (774,039)
                                                                               --------------  ---------------  -----------------
         Net Cash Used in Investing Activities                                      (55,800)                -        (1,242,871)
                                                                               --------------  ---------------  -----------------
Cash Flows From Financing Activities
Proceeds from mortgage payable                                                       900,000          500,000          1,400,000
Repayment of mortgage payable                                                      (504,433)        (160,000)          (664,433)
Payment for mortgage loan costs                                                     (65,344)         (46,761)          (112,105)



         Proceeds of additional paid-in capital                                      171,742          374,961          2,854,141
         Proceeds from issuance of stock                                                   -          150,000          7,488,148
         Payment for treasury stock                                                        -                -           (30,000)
         Loans from stockholder                                                        3,495                -             36,042
                                                                               --------------  ---------------  -----------------
         Net Cash Provided by Financing Activities                                   505,460          818,200         10,971,793
                                                                               --------------  ---------------  -----------------
                                                                                     341,588         (20,674)            356,163
         Net Increase (Decrease) in Cash
         Cash - Beginning of Periods                                                  14,575           35,249                  -
                                                                               --------------  ---------------  -----------------
         Cash - End of Periods                                               $       356,163 $         14,575 $          356,163
                                                                                ==============  ===============  =================








See notes to the financial statements.

                           Coates International, Ltd.
                          (A Development Stage Company)
                            Statements of Cash Flows



                                                                                                      Period From
                                                                                                    August 31, 1988
                                                                                                        (Date of
                                                                                                       Inception)
                                                                                                        Through
                                                                                                      December 31,
                                                                                                          1999
                                                                     Years Ended December 31,
                                                                  --------------------------------  -----------------
                                                                       1999             1998
                                                                  ---------------  ---------------  -----------------
                                                                                                      (Unaudited)
                                                                                                    -----------------
Supplemental Disclosures of Cash Flow Information Cash
           paid during the periods
         for:
                  Interest paid                                 $        121,538 $         59,113 $          245,307
                                                                  ===============  ===============  =================
                  Income taxes paid                             $            400 $            400 $              800
                                                                  ===============  ===============  =================












See notes to the financial statements.

                           Coates International, Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Coates International, Ltd. ("CIL" or the "Company") is a Delaware corporation organized in October 1991 by its President and majority stockholder George J. Coates ("GJC") as the successor in interest to a Delaware corporation of the same name incorporated in August 1988.

CIL has developed a spherical rotary valve system (the"Coates System") for use in piston driven internal combustion engines of all types and is manufacturing on a limited scale basis at its Wall Township, New Jersey facility. CIL also has an exclusive license to sell and grant sublicenses with respect to products using the Coates System based on the Coates Patents. Since there has been no significant revenue generated from the sales of engines modified with the Coates System, or from the granting of sub-licenses, the Company is considered to be a Development Stage Company for financial reporting purposes.

Property, Plant & Equipment
Property, plant and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful life of the assets: 40 years for building and building improvements, 5 to 7 years for machinery and equipment and 5 to 10 years for furniture and fixtures. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed and, accordingly, a determination of the write-down related to the specific assets made.

Earnings (Loss) Per Share
The Company has not issued any common stock, but the preferred stock has voting privileges. Earnings (loss) per share, in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings Per Share," is computed by dividing the net income (loss) by the weighted average number of preferred shares outstanding during the periods.

Revenue Recognition
The Company has not generated revenues from sales of engines. Revenue from the granting of sub-licenses is recognized upon receipt of funds.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising expense was $72,000 and $104,558 for the years ended December 31, 1999 and 1998, respectively.

Research and Development
Research and development (R&D) costs are charged to operations as incurred.

Income Taxes
In accordance with the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), deferred taxes are recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized. The Company incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, the benefit from income taxes has been mostly offset by a valuation allowance against the related deferred tax asset for the year ended December 31, 1998.

                           Coates International, Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT AND BUSINESS RISK

The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000, of which the Company's accounts may, at times, exceed the federally insured limits.

The Company entered into a license agreement with a Canadian corporation, whereby the Company is granting an exclusive license for the use of the Coates Engine in connection with the conversion of natural gas to electricity in Canada. The licensing fee is $5,000,000 and the Company also receives a royalty equal to 5% of the gross profit which is derived from all sources. The Company also retains the exclusive right to manufacturing both the engine and generator components for sale to the Canadian corporation. The license fees generated for year end December 31, 1999 are entirely attributable to the Canadian corporation. The loss of this customer would have a material adverse effect on the Company's business and operations.

Development of the Coates System technology was initiated by GJC, CIL's founder, President and controlling stockholder in the late 1970's and development efforts have been conducted continuously since such time. From July 1982 through May 1993, seven U.S. patents as well as a number of foreign patents were issued to GJC with respect to the Coates System. Since the inception of CIL in 1988, all aspects of the business have been completely dependent upon the activities of GJC (who is a resident alien and not a U.S. citizen and who does not have an employment contract with CIL). The loss of GJC's availability or services due to death, incapacity or otherwise would have a material adverse effect on the Company's business and operations.

RESTRICTED CASH

The Company placed $112,000 in an escrow account (pursuant to a court order) of net proceeds raised from a 48,000 CIL Series A Preferred Stock private placement offering in July 1997. The funds were escrowed for the payment of interest due to two former stockholders.

                           Coates International, Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements

 PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at cost, less accumulated depreciation, consists of the following at December 31, 1999:

                                    Land                                                         $        920,550
                                    Building                                                              579,450
                                    Building improvements                                                 201,671
                                    Machinery and equipment                                               251,054
                                    Furniture and fixtures                                                 39,295
                                                                                                   ---------------
                                                                                                        1,992,020
                                    Less:  Accumulated depreciation                                       406,858
                                                                                                   ---------------
                                                                                                 $      1,585,162
                                            Total
                                                                                                   ===============

Depreciation  expense  amounted  to  $26,997  and  $25,692  for the years  ended
December 31, 1999 and 1998, respectively.
ACCRUED EXPENSES
Accrued expenses at December 31, 1999 is comprised of the following:
Legal Fees                                                                                       $        586,649
                                    Accounting Fees                                                        37,545
Patent Legal Fees                                                                                          87,256
Printing Fees                                                                                               7,500
Audit Fees - prior auditors                                                                               149,015
                                                                                                   ---------------
                                                                                                 $        867,965
                                                                                                   ===============
MORTGAGE PAYABLE
Interest  at 15.99%  per  annum due in equal  monthly  installments  of  $12,521 including interest, due on April 1, 2004 secured by land and building with a net book value of $1,572,149.
                                                                                                 $        895,567
                           Less current maturities                                                          7,595
                                                                                                   ---------------
                           Mortgage payable, net of current maturities                           $        887,972
                                                                                                   ===============
Total maturities of mortgage payable are as follows:
                                    Year Ending December 31,
                                    2000                                        $          7,595
                                    2001                                                   8,903
                                    2002                                                  10,435
                                    2003                                                  12,232
                                    2004                                                 856,402
                                                                                  ---------------
                                                                                $        895,567
                                                                                  ===============

                           Coates International, Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements

INCOME TAXES

The income tax benefit is comprised of the followi


                                                                                                     Year Ended December 31,
                                                                                                ----------------------------------
                                                                                                     1999              1998
                                                                                                ---------------  -----------------
                  State current benefit                                                       $        358,902 $                -
                  State deferred benefit                                                               251,000                  -
                                                                                                ---------------  -----------------
                                                                                              $        609,902 $                -
                                                                                                ===============  =================

In 1998, the State of New Jersey enacted legislation allowing emerging technology and/or biotechnology companies to sell their unused New Jersey Net
Operating Loss ("NOL")  Carryover and Research and Development Tax Credits ("R&D
Credits) to corporate taxpayers in New Jersey. During 1999, the Company entered into an agreement under which it retained a third party broker to identify a buyer for its NOL Carryover. The total anticipated net proceeds of this transaction $609,902) were recorded as a current deferred tax asset and benefit in the accompanying financial statements.

Due to limitations  placed by the State of New Jersey on the total amount of NOL
Carryover and R&D Credits eligible to be sole in any one year, the sale of only a portion of the Company's NOL Carryover ($358,902). The receipt of these funds was recorded as a deferred tax benefit in the accompanying financial statements.
l The sale of the remaining balance of the Company's NOL Carryover is anticipated by the end of the third quarter of 2000.

The Company's total deferred tax asset and valuation allowance at December 31, 1999 and 1998 are as follows:

                  Total deferred tax asset, current                                           $      3,595,000
                  Less valuation allowance                                                         (3,344,000)
                                                                                                ---------------
                  Net deferred tax assets, current                                            $        251,000
                                                                                                ===============

The differences between income tax benefits in the financial statements and the tax benefit computed at the combined state and U. S.Federal statutory rate of 40% at December 31, 1999 are as follows:

                  Tax benefit                                 (40%)
                  Valuation allowance                        (146%)
                                                     ---------------
                  Effective tax rate                         (186%)


At December 31, 1999, the Company has available approximately $9,906,657 of net operating losses to carryforward which may be used to reduce future federal taxable income and expire between December 31, 2003 and 2018.

At December 31, 1999 the Company has available approximately $2,519,190 of net operating losses to carryforward which may be used to reduce future state taxable income and begin to expire December 31, 2004.

LICENSES

The Company has incurred legal and related costs associated with licenses. Such costs amounted to $80,586and $44,113 for the years ended December 31, 1999 and 1998. As the probable future economic benefit of such costs is uncertain, they have been expensed.

RELATED PARTY TRANSACTIONS

Due to Stockholder represent net advances/repayments made to the Company which amounts to $16,000 at December 31, 1999 and are unsecured, non-interest bearing and payable on demand.

The Company subcontracts its project expense from certain entities of which GJC is the sole shareholder. During the years ended December 31, 1999 and 1998, the Company paid $211,589 and $344,798, respectively, for these services.

                           Coates International, Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements


FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Payable and Accrued Expenses
The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

SUBSEQUENT EVENT

The Company has entered into a contract to sell 3.66 of 6.6 acres of land owned by the Corporation. As of March 23, 2000, no closing on this contract has taken place.

                           Coates International, Ltd.

                              Financial Statements

                                 June 30, 2001

To the Stockholders and Board of Directors of Coates International, Ltd.



We have reviewed the accompanying balance sheet of Coates International, Ltd. as of June 30, 2001, and the related statements of operations and statements of cash flows for the six month periods ended June 30, 2001 and 2000. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.
Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.



Bridgewater, New Jersey
July 31, 2001

                           Coates International, Ltd.
                             Condensed Balance Sheet
                                  June 30, 2001
                                   (Unaudited)

      Assets
Current Assets
   Cash                                                                                                   $         24,257
   Restricted cash                                                                                                 112,000
   Accounts receivable                                                                                           3,800,000
   Inventory                                                                                                       205,357
   Prepaid insurance                                                                                                 6,432
                                                                                                           ---------------

      Total Current Assets                                                                                       4,148,046

Property, Plant and Equipment - Net of accumulated depreciation of $459,542                                      1,606,478

Other Assets
   Mortgage loan costs, net of accumulated amortization of $29,187                                                  35,673
   Deposits                                                                                                          2,500
                                                                                                           ---------------

      Total Assets                                                                                               5,792,697
                                                                                                           ===============

      Liabilities and Stockholders' Equity

Current Liabilities
   Note payable                                                                                                     20,253
   Current portion of mortgage payable                                                                               8,903
   Current portion of deferred revenue                                                                             950,000
   Accounts payable and accrued expenses                                                                           784,051
   Accrued interest payable                                                                                        118,391
   Due to officer                                                                                                   84,700
                                                                                                           ---------------

        Total Current Liabilities                                                                                1,966,298

   Mortgage payable, net of current portion                                                                        880,523
   Deferred revenue, net of current portion                                                                      2,375,000
                                                                                                           ---------------

        Total Liabilities                                                                                        5,221,821

Stockholders'  Equity  Preferred  stock,  Series  A,  $.001  par  value  voting,
   14,000,000 shares authorized -
      no shares issued                                                                                                   -
   Common stock, $.0001par value, 200,000,000 shares authorized, 66,097,910 shares
      issued and outstanding                                                                                         6,607
   Additional paid-in capital                                                                                   11,190,823
   Retained earnings (deficit)                                                                                 (10,626,554)
                                                                                                           ---------------

        Total Stockholders' Equity                                                                                 570,876
                                                                                                           ---------------
                                                                                                          $      5,792,697
        Total Liabilities and Stockholders' Equity
                                                                                                           ===============




See notes to the condensed financial statements.

                           Coates International, Ltd.
                       Condensed Statements of Operations



                                                             Three Months Ended                      Six Months Ended
                                                                  June 30,                               June 30,
                                                      ---------------------------------     ----------------------------------
                                                           2001              2000                2001               2000
                                                      --------------    ---------------     --------------     ---------------
                                                       (Unaudited)        (Unaudited)        (Unaudited)         (Unaudited)
                                                      --------------    ---------------     --------------     ---------------

Revenue                                             $        237,500   $        345,000   $        580,000    $        400,000
                                                      --------------    ---------------     --------------     ---------------

Operating Expenses:
   Research and development costs                             72,150             58,307            134,507             125,446
   Research and development costs -
        related party                                         44,187             44,187             88,375              88,375
   General and administrative expenses                       127,638            125,957            195,647             178,197
   Depreciation and amortization expense                      12,940              9,712             25,890              19,423
                                                      --------------    ---------------     --------------     ---------------

      Total Operating Expenses                               256,915            238,163            444,419             411,441
                                                      --------------    ---------------     --------------     ---------------

   Income (Loss) From Operations                             (19,415)           106,837            135,581             (11,441)

Other Income (Expense):
   Interest income                                                71                877                893               1,698
   Interest expense                                          (39,344)           (35,705)           (75,013)            (71,458)
                                                      --------------    ---------------     --------------     ---------------

      Total Other Income (Expense)                           (39,273)           (34,828)           (74,120)            (69,760)
                                                      --------------    ---------------     --------------     ---------------

Net Income (Loss) Before Benefit
From Income Taxes                                            (58,688)            72,009             61,461             (81,201)

Benefit From Income Taxes                                          -                  -                  -                   -
                                                      --------------    ---------------     --------------     ---------------
Net Income (Loss)                                   $        (58,688)            72,009   $         61,461    $        (81,201)
                                                      ==============    ===============     ==============     ===============

                                                                         .01
Income (Loss) Per Share                             $ (0.01)              0                 $ 0.01              $(0.01)

                                                      ==============    ===============     ==============     ===============
                                                           6,572,424          6,572,424          6,572,424           6,572,424
Weighted Average Number of Common Shares
Outstanding
                                                      ==============    ===============     ==============     ===============












See notes to the condensed financial statements.

                           Coates International, Ltd.
                      Condensed Statements of Cash Flows



                                                                                                     Six Months Ended
                                                                                                         June 30,
                                                                                             ---------------------------------
                                                                                                  2001              2000
                                                                                               (Unaudited)       (Unaudited)
                                                                                             ---------------   ---------------

Cash Flow From Operating Activities                                                         $       (359,705)    $    (240,289)

Cash Flow From Investing Activities                                                                                    (10,000)

Cash Flow From Financing Activities
    Nonrefundable deposit from sale of land                                                                -            15,000
    Proceeds from officers loan                                                                       84,700                 -
    Repayment of note payable                                                                        (38,478)                -
    Repayment of mortgage payable                                                                     (3,081)           (3,647)
                                                                                             ---------------   ---------------
    Net Cash Provided by Financing Activities                                                         43,141            11,353
                                                                                             ---------------   ---------------

    Net Decrease in Cash                                                                            (316,564)         (238,936)
    Cash - Beginning of Periods                                                                      340,821           356,163
                                                                                             ---------------   ---------------
    Cash - End of Periods                                                                   $         24,257 $         117,227
                                                                                             ===============   ===============

See notes to the condensed financial statements.

                           Coates International, Ltd.
                   Notes to the Condensed Financial Statements


BASIS OF PRESENTATION

  The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2001 and 2000 are not necessarily indicative of the results that may be expected for the years ended December 31, 2001 and 2000. The unaudited condensed financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2000.

RELATED PARTY TRANSACTION

  Subcontract Labor - The Company subcontracts its project expense (payroll, insurance and supplies) from an entity in which George J. Coates (an officer and director of the Company) is the sole stockholder. During the respective six month periods ended June 30, 2001 and 2000 the Company paid the same amount of $88,375 for both these services.

                                    PART III
Item 1.           Exhibits.

         (a)      Index To Exhibits

Exhibit No.                         Description of Exhibit

3.1*              CIL's Restated Certificate of Incorporation
3.1(i)            Certificate of Amendment to Certificate of Incorporation
                  filed with the Secretary of State, State of Delaware on May
                  22, 2000.
3.1(ii)           Certificate of Amendment to Certificate of Incorporation
                  filed with the Secretary of State, State of Delaware on
                  August 31, 2001.
3.2*              CIL's By-Laws
4.1*              Form of Certificate for CIL's Series A Non-Cumulative
                  Convertible Preferred Stock
10.1*             Deed dated February 21, 1995 transferring title to CIL's
                  Principal Facility at Route 34
10.2*             Assumption and Indemnification Agreement dated February 21,
                  1995 between the partnership and CIL.
10.3*             License Agreement dated December 22, 1997 between George J.
                  Coates and CIL. George J. Coates and CIL and First and
                  Second Amendments thereto dated July 17, 1995.
10.4*             Third Amendment dated September 21, 1995 to License Agreement dated February 17, 1995 between George J. Coates and CIL.
10.5*             License Agreement dated February 22, 1993 between Gregory
                  Coates and CIL and First Amendment thereto dated July 17,
                  1995.
10.6              License Agreement, Dated September 29, 1999, with Well to
                  Wire Energy, Inc.
10.7              Amendment No. 1 to License Agreement, Dated April 6, 2000.
10.8              Amendment No. 2 to License Agreement, Dated July 21, 2000.
23.1              Consent of  Rosenberg  Baker Berman % Company.
--------------------------------------------------------------------------

*These Exhibits are hereby incorporated by reference into this Form 10-KSB for the fiscal year ended December 31, 2000, from the Company's Registration Statement filed on Form S-1 with the Securities and Exchange Commission on November 1, 1995, File No. 33-94884:

         (b) No reports on Form 8-K were filed during the last quarter of the fiscal year ended December 31, 2000.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  September 5, 2001                        ATES INTERNATIONAL LTD.

                                                : /s/ George J. Coates
                                                -----------------------------
                                                 George J. Coates, President
                                                 Chief Executive Officer and
                                                 Chief Financial Officer

SIGNATURE                        TITLE                       DATE
-----------------                ---------                ---------

/s/ George J. Coates
--------------------
George J. Coates         Director, Chief            September 5, 2001
                         Executive Officer,
                         President, and
                         Chief Financial Officer
/s/ Richard W. Evans
---------------------
Richard W. Evans
                          Director                  September 5, 2001
/s/ Michael J. Suchar
---------------------
Michael J. Suchar         Director                  September 5, 2001

                                                              EXHIBIT 3.1 (i)

                            CERTIFICATE OF AMENDMENT
                         TO CERTIFICATE OF INCORPORATION
              FILED WITH THE SECRETARY OF STATE, STATE OF DELAWARE
                                 ON MAY 22, 2000

                                    *********

COATES  INTERNATIONAL  LTD., a corporation  organized and existing  under and by
virtue  of  the  General   Corporation   Law  of  the  State  of  Delaware  (the
"Corporation"), DOES HEREBY CERTIFY:

         FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said Corporation (a) to increase its authorized shares of Common Stock. $.001 par value from 20,000,000 shares to 200,000,000 shares; (b) to change the par value of the Common Stock from $.001 per share to $.0001 per share; (c) to automatically convert all shares of Series A Preferred Stock outstanding on the date of filling of a certificate of amendment of its restated certificate of incorporation with the Delaware Secretary of State into share of Common Stock, on the basis of ten (10) shares of Common Stock for each share of Series A Preferred Stock; and (c) to modify certain terms of the authorized shares of Series A Preferred Stock. The resolutions setting forth the proposed amendment and providing for the said conversion are as follows:

        Resolved,  that article FOURTH off this Corporation's
        Restated Certificate of Incorporation be and is hereby amended to read in its entirety as follows:

        "FOURTH": (a) The aggregate number of shares which the Corporation shall have authority to issue is two hundred and fourteen million (214,000,000) shares, to consist of two hundred million (200,000,000) shares of Common Stock with a par value of $.0001 per share and fourteen million (14,000,000) shares of Series A Preferred Stock with a par value of $.001 per share.

        (b) The terms and  provisions of the Common Stock are as follows:

                   (i)    The holders of Common  Stock shall be
                          entitled  to one vote per share  with
                          respect to all corporate matters.

                   (ii)   In   case  of  the   liquidation   or
                          dissolution of the  Corporation,  the
                          holders  of  said  shares  of  Common
                          Stock   shall  be   entitled,   after
                          payment   of  the   debts  and  other
                          liabilities of the  Corporation,  and
                          subject  to the  prior  rights of the
                          Series A  Preferred  Stock,  to share
                          retably in the  remaining  net assets
                          of the Corporation.

        (c)  The  terms  and   provisions  of  the  Series  A Preferred Stock
             are as follows:

                   (i)    The  holders of Series A  Preferred
                          Stock  shall  be  entitled  to  ten
                          votes per share with respect to all
                          corporate matters.

                   (ii)   In  case   of  the   liquidation   ordissolution of
                          the Corporation, the holders of said shares of Series A Preferred Stock shall be entitled to
                          receive   payment   of  the  par  value
                          thereof,  and all  accrued  and  unpaid
                          dividends  thereon,   from  the  assets
                          remaining,  after  payment of the debts
                          and  liabilities  of  the  Corporation,
                          before any payment shall be made to the
                          holders  of the  shares  of  any  other
                          class;  but the holders of the Series A
                          Preferred A Stock shall not be entitled
                          to  participate   any  further  in  the
                          distribution   of  the  assets  of  the
                          Corporation.

                   (iii) Each share of Series A Preferred Stock outstanding after May 19, 2000 may be converted at any time thereafter, at the opinion of the holders thereof into ten shares of Common Stock on the following terms and conditions. The holder of any shares of the Series A Preferred Stock may exercise their option to convert such shares into  shares of Common  Stock by
                          surrendering  for such  purpose  to the
                          Corporation, at its principal office or
                          at  such   other   office   or   agency
                          maintained by the  Corporation for that
                          purpose,  a certificate or certificates
                          representing  the  shares  of  Series A
                          Preferred   Stock   to   be   converted
                          accompanied  by written  notice stating
                          that such holder  elects to convert all
                          or a  specified  whole  number  of such
                          shares   in    accordance    with   the
                          provisions   of  this   paragraph   and
                          specifying the name or names into which
                          such holder wished the  certificate  or
                          certificates for shares of Common Stock
                          to be issued. In case such notice shall
                          specify a name or names other than that
                          of such  holder,  such notice  shall be
                          accompanied   by  a   payment   of  all
                          transfer   taxes   payable   upon   the
                          issuance  of shares of Common  Stock in
                          such  name or  names.  As  promptly  as
                          practicable,  and in any  event  within
                          five  business days after the surrender
                          of such certificates and the receipt of
                          such notice relating  thereto,  and, if
                          applicable,  payments  of all  transfer
                          taxes, the Corporation shall deliver or
                          cause to be delivered (a)  certificates
                          representing   the  number  of  validly
                          issued,  fully paid and  non-assessable
                          shares   of   Common   Stock   of   the
                          Corporation  into  which the  holder of
                          the   Series  A   Preferred   Stock  so
                          converted shall be entitled, and (b) if
                          less than the full  number of shares of
                          the Series A Preferred  Stock evidenced
                          by  the   surrendered   certificate  or
                          certificates are being converted, a new
                          certificate  or  certificates,  of like
                          tenor,   for  the   number   of  shares
                          evidenced    by    such     surrendered
                          certificate  or  certificates  less the
                          number   of  shares   converted.   Such
                          conversion shall be deemed to have been
                          made at the  close of  business  on the
                          date of giving of such  notice and such
                          surrender   of   the   certificate   or
                          certificates   representing  shares  of
                          Series   A   Preferred   Stock   to  be
                          converted  so that  the  rights  of the
                          holder  thereof  shall cease except for
                          the right to  receive  Common  Stock of
                          the Corportion in accordance  herewith,
                          and  the  converting  holder  shall  be
                          treated  for  all  purposes  as  having
                          become the record holder of such Common
                          Stock of the Corporation at such time.

                              All   shares   of   Common    Stock
                          delivered upon conversion of the Series
                          A Preferred Stock shall be newly-issued
                          shares  or  treasury  shares,  shall be
                          duly paid and non-assessable, and shall
                          be free from preemptive rights and free
                          of any lien or adverse claim.

                              Upon  conversion  of any  shares of
                          the  Series  A  Preferred   Stock,  the
                          holder thereof shall not be entitled to
                          receive  any  accumulated,  accrued  or
                          unpaid  dividends  in  respect  to  the
                          shares  so  converted,  providing  that
                          such   holder   shall  be  entitled  to
                          receive any dividends on such shares of
                          the Series A Preferred  Stock  declared
                          prior to such conversion if such holder
                          held  such  shares on the  record  date
                          fixed for the  determination of holders
                          of  the   Series  A   Preferred   Stock
                          entitled  to  receive  payment  of such
                          dividend.

                              The Corporation  shall at all times
                          reserve and keep  available  out of its
                          authorized  Common  Stock the number of
                          shares of Common  Stock  issuable  upon
                          conversion of all outstanding shares of
                          Series A Preferred Stock.

                  (d)     No holder  of any  shares of any class or series of
                          stock   or  of   options, warrants or other  rights
                          to purchase shares of any class or series of stock
                          or  of   other   securities   of  the Corporation
                          shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series or any additional shares of any class or series to be issued by reason of any increase of the
                          authorized  or  outstanding   capital stock of the
                          Corporation of any class or series, or bonds, certificates or indebtedness, debentures or other securities convertible into or exchangable for stock of the Corporation of any class or series, or carrying any right to purchase stock of any class or series, or carrying any right to purchase stock of any class or series.

                  And it was further

                          RESOLVED, that each outstanding share of this Corporation's Series A Preferred Stock on the date of filling of a certificate of amendment of its restated certificate of incorporation with the Delaware Secretary of State shall be automatically converted into shares of Common Stock on the basis of ten
                          (10)  shares of Common  Stock for each share
                          of Series A Preferred Stock.

                          SECOND: That thereafter,  in accordance with
                          Section 228 of the General Corporation Law, the necessary number of shares as required by statute were voted in favor of the said amendment and the said conversion of the outstanding Series A Preferred Stock.

                          THIRD:   That   said   amendment   and  said
                          conversion were duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation law of the State of Delaware.

                          IN    WITNESS    THEREOF,     said    Coates
                          International    Ltd.    has   caused   this
                          certificate   to  be  signed  by  George  J.
                          Coates,   its   President  and  attested  by
                          Richard W. Evans, its Secretary, this 19th day of May, 2000.

                                           COATES INTERNATIONAL LTD.


                                           By:/s/s George J. Coates
                                           --------------------------------
                                                 George J. Coates, President
(CORPORATE SEAL)

ATTEST:

/s/ Richard Evans
-------------------------
Richard Evans, Secretary

                                                  EXHIBIT 3.1(ii)

                            CERTIFICATE OF AMENDMENT
                         TO CERTIFICATE OF INCORPORATION
              FILED WITH THE SECRETARY OF STATE, STATE OF DELAWARE
                               ON AUGUST 31, 2001
        ================================================================

     COATES INTERNATIONAL, LTD., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: By Unanimous Written Consent of the Board of Directors of the Corporation, dated August 15, 2001, pursuant to Section 141 of the Delaware General Corporation Law, resolutions were duly adopted approving a proposed amendment to the Certificate of Incorporation of said Corporation to increase its authorized shares of Common Stock, $.0001 par value, from 200,000,000 common shares to 1,000,000,000 common shares.

     SECOND: that said amendment to the Corporation's Certificate of Incorporation was duly adopted by Stockholder Consent, dated August 14, 2001, in accordance with the provisions of Section 228, including subsection (d), and in compliance with Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, Coates International, Ltd. has caused this Certificate to be signed by George J. Coates, its President and attested by Richard W. Evans, its Secretary, this 24th day of August, 2001.

                                   COATES INTERNATIONAL, LTD.
                                   By:/s/ George J. Coates
                                      ---------------------------------
                                         George J. Coates, President

(CORPORATE SEAL)

ATTENT:
/s/ Richard Evans
----------------------
Richard Evans, Secretary

                                                               EXHIBIT 10.6

                                LICENSE AGREEMENT


         THIS LICENSE AGREEMENT ("Agreement"), dated this 29th day of September, 1999, by and between COATES INTERNATIONAL, LTD., having its principal place of business at Route #34 and Ridgewood Road, Wall Township, New Jersey 07719 (hereinafter referred to as Licensor) and WELL TO WIRE ENERGY, INC., having its principal place of business at Suite 17, 1700 Varsity Estates Drive NW, Calgary, Alberta, Canada, T3B 2W9 (hereinafter referred to as Licensee).

                                   BACKGROUND

         WHEREAS, Licensor owns and/or has the right to license certain Patent Rights and Technical Information (as hereinafter defined) relating to Licensed Products (as hereinafter defined) used in the design and construction of internal combustion engines employing spherical rotary valves (the "Coates' Spherical Rotary Valve System");

         WHEREAS, Licensor desires to grant to Licensee certain rights under such Patent Rights and Technical Information to use the Licensed Product in the Territory (as hereinafter defined).

         WHEREAS, Licensee desires to the right to use the Licensed Product in the Territory in accordance with the terms and conditions hereinafter set forth.

         NOW THEREFORE, in consideration of the premises and covenants, and other good and valuable consideration, and the mutual promises of the performance of the undertakings herein, it is agreed by and between the parties hereto as follows:

                             ARTICLE I - DEFINITIONS

           In this agreement, including the recitals:
         1.1 - "CSRV Valve System" shall mean a cylinder head or heads for an internal combustion engine manufactured in accordance with the Patent Rights and/or Technical Information (as hereinafter defined) of the Coates' Spherical Rotary Valve System.

         1.2 - "CSRV Valve Seal" shall mean a valve seal for use with a CSRV Rotary Valve Sphere (as hereinafter defined) in the Coates Spherical Rotary Valve System.

         1.3 - "CSRV Rotary Valve Sphere" shall mean a spherical rotary valve used in the CSRV Valve System in accordance with the Technical Specifications.

         1.4 - "CSRV Components" shall mean the parts that when assembled comprise the Licensed Product. 1.5 - "Coates Co-Generation System" shall mean a device consisting of an Engine linked to a Coates Generator. 1.6 - "Dollars" and "$" shall mean the official currency of the Government of the United States of America. 1.7 - "Engine" or "Engines" shall mean all Coates internal combustion engine(s) employing the Coates Spherical Rotary Valve System.

         1.8 - "Field of Use" shall mean the use of the Coates Co-Generation System as the power source for the generation of electrical energy and/or for the power source for compression, transportation, pressurization and distribution of any gas or fluids for all aplications including subsurface reservoirs, and gas storage operations.

         1.9 - "Generator" shall mean a Coates patented device, which produces electricity having an Engine as its power source.

         1.10 - "Improvement" shall mean any improvement, change or modification to the Engines, Generators, Coates Co-Generation System, the CSRV System, the CSRV Valve Seal and/or CSRV Rotary Valve System, which may be developed, created or acquired by either party to this Agreement, but only to the extent that the same comes within the scope of one or more claims in the Patent Rights.

         1.11 - "Licensed Product" shall mean the Coates Co-Generation System incorporating the Engines, the Generators, Patent Rights and/or Technical Information in its design and manufacture incorporating the components identified in Sections 1.1, 1.2, 1.3 and 1.4.

         1.12 - "Licensee" shall mean the Licensee and "Licensor" shall mean Licensor as specified on the title page of this Agreement.

         1.13 - "Patent Rights" shall mean the patents and patent applications, as listed in Appendix 1.13, and all patents which may be issued pursuant to such patent applications, together with any continuations or continuations-in-part thereof, and all patents issuing thereon or therefrom including reissues, patents of addition and any registration or configuration patents corresponding thereto.

         1.14 - "Regulatory Approval" shall mean, with respect to Canada and all governmental approvals necessary for Licensee to use the Licensed Product.

         1.15 - "Regulatory Authority" shall mean, with respect to Canada, and the governmental authority responsible for granting Regulatory Approval.

         1.16 - "Technical Information" shall mean all information imparted by Licensor to Licensee, together with all proprietary information, trade secrets, skills and experience, recorded and unrecorded, accumulated from time to time and during the term of this Agreement, relating to a Licensed Product and all designs, drawings, specifications and the like, owned by Licensor, insofar as the same relate to a Licensed Product.

         1.17 - "Technical Specifications" shall mean the specifications and performance parameters developed by Licensor for the Licensed Product.

         1.18 - "Territory" shall mean Canada.

                          ARTICLE II - LICENSE GRANTED

         2.1 - LICENSE GRANTED TO LICENSEE

         Subject to the terms and conditions set forth herein, the Licensor hereby grants an exclusive license to use Licensed Products, manufactured by Licensor and sold and supplied exclusively by Licensor to Licensee, falling within the scope of the Patent Rights and/or Technical Information, within the Territory and with respect to the Field of Use. The Licensee shall be prohibited from manufacturing Coates Co-Generation System, the Generators or the Engines or components thereof. As a condition for this License, the Licensee must purchase the Coates Co-Generation Systems, the Generators and the Engines from the Licensor or its designee and from no other person or entity. The Licensee must purchase at least one hundred and twenty (120) Coates Co-Generation Systems as defined in paragraph 1.5 from the Licensor during each calendar year during the term of the License; if Licensee does not do so, the License granted pursuant to this Agreement shall automatically become non-exclusive.

         2.2 - LIMITATION OF LICENSES GRANTED

         Licensee shall have no right to sell, manufacture, lease, sublicense the Licensed Product, or components of the Licensed Product, the Patent Rights and/or Technical Information.

         2.3 -    IMPROVEMENTS
                  (a) If Licensee has heretofore brought about or shall hereafter during the term of this Agreement or within two (2) years after the expiration of this Agreement bring about any Improvement on the licensed product, Licensee shall promptly disclose such Improvement to Licensor. If such Improvement is approved for patent,, Licensor shall have the first option within the time prescribed by law to file a patent application thereon in Licensor's name. The expense of filing, securing and maintaining patent protection on such Improvements shall be borne by Licensor and the Licensee will have a royalty free license to use them. If Licensor shall elect not to file any such patent application, then Licensee shall have the option to do so in its own name and at its own expense.

         Licensee agrees to grant and hereby grants to Licensor an exclusive, royalty-free license together with the right to grant sublicenses to other licensees under each of said patent applications and any patents issuing as set forth in this Section.

         2.4. - PATENT MARKINGS

         Licensee shall not alter, remove, obscure or cover patent markings or any other writing or printed words identifying Licensor as owner of the pertinent patents and/or patent applications.

         2.5 - FIRST REFUSAL

         If Licensor, in its sole discretion, decides to offer for sale a worldwide license to use the Licensed Product and the Licensor negotiates an offer from a third party to purchase such right before executing a license agreement with that third party, Licensor shall first offer to Licensee that right to the license upon terms no less favorable then the Licensor was willing to accept from that third party. The Licensee shall have sixty (60) days from receipt of written notice from the Licensor to exercise that right in writing and to agree to indemnify and hold harmless the Licensor from, and against, any and all losses, liabilities, damages and costs (including attorney's fees) incurred by Licensor as a result of the Licensor foregoing the licensing relationship with that third party.

                ARTICLE III - TECHNICAL COOPERATION AND APPROVALS

         3.1 - TECHNICAL COOPERATION

         Upon request by Licensee, Licensor shall furnish to Licensee technical assistance. Such technical assistance will be provided under the terms of a separate engineering contract.

         3.2 - Regulatory Approvals

         For the full term of this Agreement, Licensee assumes complete responsibility, at Licensee's sole cost and expense, for obtaining Regulatory Approval, where required, from appropriate Regulatory Authority, for the use of Licensed Products.

         Licensor agrees to provide Licensee with all reasonable assistance and cooperation in the preparation and submission of any application for Regulatory Approval.

                      ARTICLE IV - CONFIDENTIAL INFORMATION

         4.1 -  Licensee  shall  use all  Technical  Information  and  Technical
Specifications obtained heretofore or hereafter from Licensor for the sole purpose of using Licensed Product under this Agreement.

         4.2 - Licensee agrees to hold in confidence any and all Technical Information and Technical Specifications disclosed, directly or indirectly, to Licensee by Licensor under this Agreement except that such obligation does not extend to: (a) Technical Information and Technical Specifications which at the time of disclosure are in the public domain; (b) Technical Information and Technical Specifications which after disclosure is published or otherwise becomes part of the public domain through no fault of the Licensee (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); (c) Technical Information which Licensee can prove was in its possession (as evidenced by Licensee'S written records) at the time of the disclosure and was not acquired, directly or indirectly from Licensor or from a third party under an obligation of confidence; and (d) Technical Information and Technical Specifications which Licensee can prove was received by it (as evidenced by Licensee's written records) after the time of disclosure hereunder from a third party who did not require Licensee to hold it in confidence and who did not acquire it, directly or indirectly, from Licensor under an obligation of confidence.

         4.3. - Licensee agrees, upon request by Licensor, to obtain from its officers, employees, agents and other persons having access to Confidential Information, a duly binding agreement to maintain such information in confidence, each such agreement must be in a form acceptable to Licensor.


                              ARTICLE V - PAYMENTS

         5.1 - LICENSING FEE

         In consideration of the rights granted hereunder, Licensee agrees to pay the Licensor a Licensing Fee of Five Million Dollars ($5,000,000.00) in accordance with the following payment schedule:

         A.       $250,000 payable on or before September 22, 1999;
         B. $500,000 payable ninety (90) days after the Engine is delivered to Licensee.
         C. The balance of $4,250,000 (the "Balance") payable on a quarter yearly basis over the next four years, with the first such quarter yearly payment being due and payable 180 days from the delivery date referred to in B above. If Licensee does a stock offering of $10,000,000 or more, Licensee must pay Licensor in full for License. If Licensee does a partial or smaller offering Licensor will be paid 25% of the said offering, as partial payment of license.
         D. The $50,000 deposit previously paid by Licensee in connection with the purchase of four 351 engines will be applied to the first quarter yearly payment that is due pursuant to Section 5.1C. Licensee waives the requirement that Licensor produce the four 351 engines.
         E. The $250,000.00 payment requested by Section 5.1A and the $50,000 deposit referenced in Section 5.1D shall be refundable to the Licensee if the Licensor does not produce, within 120 days from the date hereof, an Engine that objectively complies with the specifications set forth in the letter dated August 6, 1999 between Licensor and Licensee. Upon the refund of that money to Licensee, this Agreement shall immediately terminate and each party shall be released of all obligations hereunder except for the requirements imposed by Section 8.4.

         5.2 - ROYALTIES

Under the terms of this License, wherein Licensee is licensed to use the Licensed Product set forth herein, Licensee shall pay as royalties to Licensor 5% of the gross profits (defined as sales less cost of sales plus $400,000), which the Licensee derives from all sources which use the Licensed Product.

         5.3 - Engine Payment

         Licensee shall buy all Coates Co-Generation Systems, Engines and Coates Generators, including the Engine referenced in Section 5.1B, used by it from Licensor or from a licensee duly licensed by Licensor to manufacture the Engines. Prices to Licensee shall be mutually agreed upon by Licensor and Licensee.

                         ARTICLE VI - PATENT ENFORCEMENT

         6.1 - Licensee shall immediately inform Licensor of any actual or potential infringement of the Patent Rights by Licensee or any third party which may come to Licensee's attention. It shall be the responsibility of Licensor at its own expense and solely at Licensor's discretion (which it shall not be obligated to exercise) to terminate any such potential actual infringement of any of the Patent Rights. If Licensor shall elect not to pursue such third party, Licensee, may at its sole cost and expense, and with Licensor's approval, take such action to terminate such infringement and Licensor agrees to cooperate with Licensee.
                          ARTICLE VII - REPRESENTATIONS

         7.1 - Licensor represents and warrants as follows:

                  (a) All Technical Information delivered prior to the date of execution hereof has been, and all Technical Information delivered hereafter will be, to the best of Licensor's knowledge, substantially accurate and complete with respect to material matters.

                  (b) Licensor is the rightful owner of the Patent Rights and has the exclusive right to license all of the Patent Rights.

                  (c) Licensor has the power and authority to execute, deliver and perform its obligations under this Agreement, and neither the execution nor delivery of this Agreement nor the performance of its obligations hereunder will constitute a breach of the terms or provisions of any contract or agreement to which it is a party.

         7.2 - Licensee represents and warrants as follows:

                  (a) Licensee is a duly organized, validly existing corporation of Canada and the corporate charter of the Licensee has never been revoked or suspended. Licensor is a duly organized, validly existing corporation in the United States of America, and the corporate charter of the licensor has never been revoked or suspended.

                  (b) Both the Licensee and Licensor have the power and authority to execute, deliver and perform its obligations under this Agreement, and neither the execution nor delivery of this Agreement nor the performance of its obligations hereunder will constitute a breach of the terms or provisions of any contract or agreement to which it is a party.

                  (c)  Licensee  has  the   financial   capability  to  pay  the
         consideration  that is  required  by Article V.

          7.3. - OBLIGATIONS OF LICENSEE - Licensee will use its best efforts to:

                  (a) execute all such tasks as may be necessary to bring about the speedy use of Licensed Products consistent with good business practice; and

                  (b) ensure that all steps within its power are undertaken with all reasonable speed to ensure that Licensed Products comply with relevant governmental regulations in the Field of Use in the Territory.

          7.4 - LIMITATION OF LICENSOR'S WARRANTIES.

                  (a) Nothing contained in this Agreement shall be construed as a warranty or representation by Licensor as to the validity or scope of any patent included in the Patent Rights. Furthermore, no warranty or representation is made by Licensor that the use by Licensee of Licensed Products will be free of infringement of any patent or other rights of persons not a party hereto. Licensor shall not be obliged to defend, indemnify or hold Licensee harmless against suit, claim, demand or action based on actual or alleged infringement of any patent or other rights belonging to a person or entity not a party to this Agreement. Any such suit claim, demand or action based on actual or alleged infringement by Licensee shall not relieve Licensee from its performance of its obligations hereunder.

                  (b) Licensor makes no representations, extends no warranties of any kind, express or implied, and assumes no responsibility whatever with respect to the use by Licensee or its vendees of products incorporating, or made by use of, Licensed Products, Patent Rights and/or Technical Information furnished under this Agreement except as set forth in the attached Appendix 7.4.

         7.5 - INDEMNIFICATION BY Licensee AND INSURANCE - Licensee shall indemnify and hold Licensor harmless from and against any and all expenses including costs and attorney's fees, claims, demands, liabilities or money judgments for death or bodily injury arising from the use of the Licensed Product by Licensee. Licensee shall give Licensor notice as soon as practicable of any claim or action to which the foregoing provisions apply. Licensor shall have the right, but not the obligation, to participate in any compromise, settlement or defense of any such claim or action.

         7.6  - MUTUAL INDEMNITIES
         Each of the parties hereto shall indemnify and save harmless the other of, form and against any losses, damages and costs (including legal fees and expenses) which the other may suffer or incur by reason of a breach of this Agreement.

         7.7 - INSURANCE
         Licensee shall provide insurance coverage in the amount, from a carrier licensed to provide insurance in the State of New Jersey which is also licensed to provide insurance in Canada, and with the coverage (including, but not limited to, general liability, all risk and products liability, together with an umbrella policy with a minimum of $10,000,000.00) that is acceptable to Licensor, naming Licensor as an insured party and providing that no such insurance coverage may be cancelled without first providing thirty (30) days advanced written notice to Licensor with the right of reinstatement or continuation. Within twenty (20) days of the date on which this Agreement is executed by the parties, and on each yearly anniversary date thereafter during the term of this Agreement, Licensee shall provide Licensor with a certificate of insurance evidencing the insurance coverage required by this Section 7.7.

                     ARTICLE VIII - DURATION AND TERMINATION

         8.1 - Subject to the provisions of Section 8.4 hereof, all rights and obligations under this Agreement shall expire upon the expiration of the last to expire patent of the Patent Rights and any Improvement Patents added thereto.

        8.2 - If either Licensee OR THE Licensor commits a material breach of any provision of this Agreement, and such breach is not cured within thirty (30) days after the date on which notice of breach is sent to the breaching party, the non-breaching party shall have the right to terminate this Agreement, except that if the breach is related to the failure of Licensee to pay any sum that is due to Licensor and such breach is not cured within ten (10) days of the date on which payment was due, then Licensor shall have the right, without notice to Licensee, to terminate this Agreement.

         8.3 - This Agreement shall terminate effective immediately upon:

                 (a) the filing by Licensee of an involuntary petition in bankruptcy, the entry of a decree or order by a court or agency or supervisory authority have jurisdiction in the premises for the appointment of a conservatory, receiver, trustee in bankruptcy or liquidator for Licensee in any insolvency, readjustment of debt, marshaling of assets and liabilities, bankruptcy or similar proceedings, or the winding up or liquidation of its affairs, and the continuance of any such petition, decree or order undismissed or unstayed and in effect for a period of sixty (60) consecutive days;

                  (b) the consent by Licensee to the appointment of a conservator, receiver, trustee in bankruptcy or liquidator in any solvency, readjustment of debt, marshaling of assets and liabilities, bankruptcy or similar proceedings of or relating to Licensees, or relating to substantially all of its property, or if Licensee shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, reorganization, or bankruptcy statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations; or.

                  (c) pursuant to Section 5.1E.

         8.4 - Termination shall not release either Licensee or Licensor from any obligation arising prior to such termination or any requirement pursuant to
Article IV and Sections 7.3, 7.5, 7.6 and 17.2 of this Agreement.

         8.5 - In the event of any termination of this Agreement, other than because of Licensee's default, Licensee shall be entitled to use Licensed Products for which commitments to customers have been made at the time of such termination.

         8.6 - Any termination of this Agreement shall be without prejudice as to any obligation of either party to the other accruing prior to or at such termination. Applicable royalties shall be payable under Section 5.2 of Article V with respect to income from the use of all Licensed Products which were manufactured or were in the course of manufacture prior to such termination or for which Licensee had accepted orders prior to such termination.

                               ARTICLE IX - WAIVER

         9.1 - No provision of this Agreement shall be deemed to have been modified by any act of either party, its agents or employees, or by the failure to object to any act of the other party which may be inconsistent herewith, or otherwise, except by a subsequent agreement in writing signed by both parties. No waiver of a breach committed by either party in one instance shall constitute a waiver or a license to commit or continue breaches in other or like instances.

                 ARTICLE X - LIMITATIONS OF RIGHTS AND AUTHORITY

         10.1 - No right or title whatsoever in the Patent Rights or Technical Information is granted by Licensor to Licensee, or shall be taken or assumed by Licensee, except as is specifically set forth or granted in this Agreement.

         10.2 - Neither party shall in any respect whatsoever be taken to be the agent or representative of the other party and neither party shall have any authority to assume any obligation for the other party or to commit or bind the other party in any way.

         10.3 - Neither party shall at any time heretofore or hereafter publicly state or imply that the terms and conditions specified herein, or that the relationships between Licensor and Licensee, are in any way different from those specifically set forth in this Agreement. If requested by one party, the other party shall promptly supply copies of all public statements and of all promotional material relating to this Agreement and to Licensed Products.

                           ARTICLE XI - FORCE MAJEURE

         11.1 - A party shall not be liable for failure to perform or delay in performing obligations set forth in this Agreement and Licensor shall not be deemed in breach of its obligations, if, to the extent and for so long as such failure or delay or breach is due to natural disaster or any cause reasonably beyond the control of party. If a party desires to invoke this Article it shall notify the other promptly of such desire and shall use reasonable efforts to resume performance of its obligations as soon as is reasonably possible. However, if performance by a party becomes impossible for more than twelve (12) consecutive months by reason thereof, this Agreement will be terminated upon either party giving thirty (30) days' written notice.

                   ARTICLE VII - INJUNCTIVE RELIEF FOR BREACH:
                         SEVERABILITY AND ENFORCEABILITY

         12.1 -The parties agrees that a party may not be adequately compensated by damages at law for a breach or threatened breach by the other party of any of the provisions of this Agreement, and that the other party shall be entitled to injunctive relief and specific performance in connection therewith, in addition to all other remedies.

         12.2 - Each of the covenants contained in this Agreement shall be construed as separate covenants, and if any court shall finally determine that any such covenants are too broad as to the area, activity, or time set forth therein, said area, activity or time shall be deemed reduced to whatever extent the court deems reasonable and such covenants shall be enforced as to such reduced area, activity or time, without limiting the scope or enforceability of the remaining provisions of those sections.

         12.3 - If any provision of this Agreement is declared invalid by a court of last resort or by any court from the decision of which an appeal is not taken within the time provided by law, then and in such an event, this Agreement will be deemed to have been terminated only as to the portion thereof which relates to the provision invalidated by that judicial decision, but this Agreement, in all other respects, will remain in force.

         12.4 - It is specifically agreed that no provision that is in any manner violative of the anti-trust laws of the United States of America as now or hereafter enacted or construed, is intended to be or will be considered to be incorporated into this Agreement or will be binding upon the parties.

              ARTICLE XIII - LIMITATIONS OF ASSIGNMENT OF Licensee

         13.1 - The rights, duties and privileges of the parties hereunder shall not be transferred or assigned, either in whole or in part.

                           ARTICLE XIV - GOVERNING LAW

         14.1 - This Agreement shall be governed by and construed and enforced in accordance with the laws of the United States of America as to patents only and in all other respects with the laws of the State of New Jersey. Each party hereby submits to the jurisdiction of the state or federal courts in the State of New Jersey in the event of any claims arising under this Agreement.

                          ARTICLE XV - ENTIRE AGREEMENT

         15.1 - This Agreement sets forth the entire agreement and understanding by and between Licensor and Licensee as to the subject matter hereof and it supersedes all documents, verbal consents and understandings made before the execution of this Agreement and none of the terms of this Agreement shall be amended or modified except in a written document signed by Licensor and Licensee.

         15.2 - In the event of an inconsistency between any of the terms of this Agreement and any translation thereof into another language, the English language version shall control.

         15.3 - Should any portion of this Agreement be declared null and void, the remainder of this Agreement shall remain in full force and effect.

                              ARTICLE XVI -NOTICES

         16.1 - Any notice, consent or approval required under this Agreement shall be in English and in writing, and shall be delivered to the following addresses (a) personally by hand, (b) by Certified Mail, postage prepaid, with return receipt requested, or (c) by telefax, confirmed by such Certified Mail.

         If to the Licensor:
         Coates International Ltd.
         Route 34 and Ridgewood Road
         Wall Twp., NJ 07719

         Attn:  George J. Coates

         With a copy to:

         William J. Wolf, Esq.
         Bathgate, Wegener & Wolf, P.C.
         One Airport Road
         Lakewood, NJ  08701

         If to Licensee:

         Well to Wire Energy, Inc.
         Suite 17, 1700 Varsity Estates Drive NW
         Calgary, Alberta T3B 2W9

         All notices shall be deemed effective upon the date delivered. If either party desires to change the address to which notice is sent to such party, it shall so notify the other party in writing in accordance with the foregoing.

                          ARTICLE XVII - MISCELLANEOUS

         17.1 - HEADINGS AND REFERENCES

         Headings in this Agreement are included herein for ease of reference only and have no legal effect. References herein to Sections or Attachments are to Sections and Attachments to this Agreement, unless expressly stated otherwise.

         17.2 - RESTRICTION ON DISCLOSURE OF TERMS AND PROVISIONS

                  (a) This Agreement shall be distributed solely to: (i) those personnel of Licensor and Licensee who shall have a need to know its contents;
(ii) those persons whose knowledge of its contents will facilitate performance of the obligations of the parties under this Agreement; (iii) those persons, if any, whose knowledge of its contents is essential in order to permit Licensee or Licensor to place or maintain or secure benefits under policies of insurance; or
(iv) as may be required by law, regulation or judicial order.

                  (b) In the event disclosure is required by law, regulation or judicial order, the disclosing party shall request that any disclosure be kept secret and shall attempt to minimize disclosure of the financial terms of this Agreement. Any party may publicly announce the existence of this Agreement, the manner in which the parties shall operate, and the areas of responsibility of each party. Except as legally required, no party may disclose the amount of payments or royalty rates without the consent of the other party. The parties will consult with each other prior to any press release relating to this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be
executed  as  of  the  date  first   above   written  in   duplicate   by  their
duly-authorized representatives.


ATTEST:
                                           COATES INTERNATIONAL, LTD.

  /s/ Shirley Naidel                       By: /s/ George J. Coates
-------------------------                  --------------------------
  Shirley Naidel                           GEORGE J. COATES, Presidentt



ATTEST:                                     WELL TO WIRE ENERGY, INC.



/s/ Shirley Naidel                        By: /s/ Bryan S. Campbell
---------------------------------         -------------------------
    Shirley Naidel                        Bryan S. Campbell, President

                                                           EXHIBIT 10.7

                            TELECOPY ON STATIONERY OF
                            WELL TO WIRE ENERGY INC.
                    Suite 17, 1700 Varsity Estates Drive, NW
                             Calgary Alberta 1382W9


TO:               George Coates                      FROM:    Bryan Campbell
FAX:              1-732-449-7736                     Pages:   1+ cover page
Phones:           1-732-449-7717                     Date:          4/6/00
Re:               License Agreement                  cc:

xUrgent  -For Your Info             xConfidential             xPlease Reply
----------------------------------------------------------------------

Hello George:

As we agreed yesterday, you have Well To Wire Energy Inc.'s understanding and agreement to remove paragraph number 5.1 (E) from the License Agreement between COATES INTERNATIONAL LTD and WELL TO WIRE ENERGY INC. that was signed and dated on September 29, 1999.

Regards;

/s/ Bryan Campbell
Bryan Campbell

President,

Well To Wire Energy Inc.

                                                            EXHIBIT 10.8

COATES INTERNATIONAL, LTD.          Invoice No.   309
2100 Hwy 34
Wall NJ 07719
732-449-7717 fax 732-449-0764
______________________________________________________________ INVOICE____
         Customer
Name       Well To Wire Energy Inc.                             Date   7/21/00
Address    Ste 17, 1700 Varsity Estates Drive, NW               Order No.
City       Calgary Alberta  State:  Canada  Zip:  T382W9        Rep
Phone      403-288-3647

--------------- --------------------------------------- -----------------------
     Qty               Description                      Unit Price     TOTAL
--------------- --------------------------------------- -----------------------
--------------- --------------------------------------- -----------------------
      1         Coates Spherical Rutary Valve engine
                seroca; # CSRV20061
                CB 855

                Research and development
                Designing
                Manufacturing


                                                                    $5,000,000.



--------------- ---------------------------------------------------------------

Payment Details                                               Subtotal
o        Cash                                           Shipping & Handling
o        Check                                         Taxes         State
o        Credit Card
Name /s/ Bryan Campbell                                             $5,000,000
     -----------------------                                       ----------
CC  #___________________
            Expires___________                Total
                                              Received deposit $700,000 Balance
/s/ George J. Coates                          due $4,300,000.00

-------------------------------------------------------------------------------

This engine was made in the United States of America

                                                  EXHIBIT 23.1


                         CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Coates International, Ltd.

As independent public accountants, we hereby consent to the inclusion in the Registration Statement, to be filed on Form 10-SB12G of Coates International, Ltd. to be filed with the Commission on or about September 10, 2001, of (1) our report dated February 13, 2001 on the consolidated financial statements of Coates International, Ltd. for the fiscal years ended December 31, 2000 and 1999 and (2) our report dated March 23, 2000 on the consolidated financial statements of Coates International, Ltd. for the fiscal years ended December 31, 1999 and 1998, and to all references to our Firm included in this Registration Statement.


/s/Rosenberg Rich Baker Berman & Company

Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
September 7, 2001












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